SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-SB

General Form for Registration of Securities

Pursuant to Section 12(b) or (g) of

The Securities Exchange Act of 1934

NANOVIRICIDES, INC.
(Name of small business issuer in our charter)

Nevada	8731	76-0674577
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or organization)	Classification Code Number)	Identification No.)

135 Wood Street, Suite 205
West Haven, Connecticut 06516

(203) 937-6137
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Copies to:
Peter Campitiello, Esq.
Levy & Boonshoft, P.C.
477 Madison Avenue
New York, New York 10022
(212) 751-1414
Securities to be registered pursuant to Section 12(b) of the Act:

None
(Title of Class)

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $.001 par value per share
(Title of Class)

NanoViricides, Inc.

INDEX TO THE FORM 10-SB

Table of Contents

PART I

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This Form 10-SB contains forward-looking statements within the meaning of the Securities Act of 1933, as amended (the "Securities Act") and of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Wherever possible, we have identified these forward-looking statements by words such as "believes," "anticipates," “contemplates," "expects," "intends," "projects," "plans," "forecasts," "estimates" and similar expressions.

Forward-looking statements involve risks and uncertainties and include, but are not limited to, statements of future events and our plans and expectations. We may make additional written or oral forward-looking statements from time to time in filings with the Securities and Exchange Commission ("SEC"), through press releases or otherwise. These statements reflect our current views about future events and financial performance or operations and are applicable only as of the date the statements are made. Our actual results may differ materially from such statements. Factors that may cause or contribute to such differences include, but are not limited to, those discussed in "Part I, Item 1. Description of Business - Factors Affecting Future Performance" and "Part I, Item 2. Management's Discussion and Analysis or Plan of Operations," as well as those discussed elsewhere in this Form 10-SB and in the exhibits attached.

Although we believe that the assumptions underlying the forward-looking statements in this Form 10-SB are reasonable, any of the assumptions could prove inaccurate. There can be no assurance that the results contemplated in such forward-looking statements will be realized. As discussed under "Part I, Item 1. Description of Business - Factors Affecting Future Performance," our business and operations are subject to substantial risks that increase the uncertainties inherent in the forward-looking statements included in this Form 10-SB.

The inclusion of such forward-looking information should not be regarded as a representation by us or any other person that the future events, plans or expectations contemplated herein will be achieved. We disclaim any obligation to subsequently revise forward-looking statements to reflect any change in our expectations or due to the occurrence of unanticipated events.

ITEM I:  DESCRIPTION OF BUSINESS

Corporate History

NanoViricides, Inc. was incorporated under the laws of the State of Colorado on July 25, 2000 as Edot-com.com, Inc. and was organized for the purpose of conducting internet retail sales. On April 1, 2005, Edot-com.com, Inc. was incorporated under the laws of the State of Nevada for the purpose of re-domiciling the Company as a Nevada corporation, Edot-com.com (Nevada). On April 15, 2005, Edot-com.com (Colorado) and Edot-com.com (Nevada) were merged and Edot-com.com, Inc., (ECMM) a Nevada corporation, became the surviving entity. On April 15, 2005, the authorized shares of common stock was increased to 300,000,000 shares at $.001 par value and the Company effected a 3.2 - 1 forward stock split effective May 12, 2005.

On June 1, 2005, Edot-com.com, Inc. acquired NanoViricide, Inc., a privately owned Florida corporation (“NVI”), pursuant to an Agreement and Plan of Share Exchange (the “Exchange”). NVI was incorporated under the laws of the State of Florida on May 12, 2005 and its sole asset was comprised of a licensing agreement with TheraCour Pharma, Inc. (an approximately 35% shareholder of NVI) for rights to develop and commercialize novel and specifically targeted drugs based on TheraCour's targeting technologies, against a number of human viral diseases. (For financial accounting purposes, the acquisition was a reverse acquisition of the Company by NVI, under the purchase method of accounting, and was treated as a recapitalization with NVI as the acquirer.) Upon consummation of the Exchange, ECMM adopted the business plan of NVI.

Pursuant to the terms of the Exchange, ECMM acquired NVI in exchange for an aggregate of 80,000,000 newly issued shares of ECMM common stock, resulting in an aggregate of 100,000,000 shares of ECMM common stock issued and outstanding. As a result of the Exchange, NVI became a wholly-owned subsidiary of ECMM. The ECMM shares were issued to the NVI Shareholders on a pro rata basis, on the basis of 4,000 shares of the Company’s Common Stock for each share of NVI common stock held by such NVI Shareholder at the time of the Exchange.

On June 28, 2005, NVI was merged into its parent ECMM and the separate corporate existence of NVI ceased.  Effective on the same date, EDOT-COM.COM, Inc. changed its name to NanoViricides, Inc. and its stock symbol on the Pink Sheets to “NNVC”, respectively. The Company is considered a development stage company at this time.

NanoViricides, Inc. (the “Company”), is a nano-biopharmaceutical company whose business goals are to discover, develop and commercialize therapeutics to advance the care of patients suffering from life-threatening viral infections. We are a development stage company with several drugs in various stages of early development. Our drugs are based on several patents, patent applications, provisional patent applications, and other proprietary intellectual property held by TheraCour Pharma, Inc., one of the Company’s shareholders, to which we have the necessary licenses in perpetuity for the treatment of the following human viral diseases: Human Immunodeficiency Virus (HIV/AIDS), Hepatitis B Virus (HBV), Hepatitis C Virus (HCV), Herpes Simplex Virus (HSV), Influenza and Asian Bird Flu Virus. Licenses for additional viral diseases may be acquired as the opportunities present themselves. We focus our research and clinical programs on specific anti-viral solutions. We are seeking to add to our existing portfolio of products through our internal discovery and clinical development programs and through an in-licensing strategy.

The NanoViricide Concept

The Company owns an exclusive worldwide license in perpetuity to technology that enables the creation of nanoviricides (tm). A “nanoviricide” is a flexible nano-scale material approximately a few billionths of a meter in size, which is chemically programmed to specifically target and attack a particular type of virus like a guided missile. A nanoviricide also is capable of simultaneously delivering a devastating payload of active pharmaceutical ingredients (API) into the virus particle, thereby completely destroying the enemy.

Background: The NanoViricides Technology and Approach

The NanoViricides Technology and Approach

Nanoviricides are designed to lead to reduction in viremia by a set of multiple concerted mechanisms:

1.
Each nanoviricide drug is designed as a specifically targeted antiviral agent for a particular type of virus or group of viruses. We believe that this specific targeting should lead to minimal side effects for the drug. Often side effects of a drug may be correlated with non-specific interactions with the host cells, tissues, and organs. Most existing anti-viral agents are known to have non-specific effects against both host cells and viral machinery at the same time.

2.
A nanoviricide is designed to specifically seek and attach to a virus particle, engulfing the virus particle in the process, thereby rendering it incapable of infecting new cells, and disabling it completely. This mechanism of action comprises much more than what the current entry and fusion inhibitors are expected to do. The fusion and entry inhibitors do not completely cover the virus particle and probably block only a few sites on the virus particle, which means the virus particle may still be capable of infecting cells using its unblocked attachment sites. In contrast, a nanoviricide is expected to engulf the virus particle completely, because of its larger size and flexible nature, thus disabling it completely. The action of nanoviricide in this regard may be expected to be superior to antibody agents that attack viruses as well. Antibodies, being large, are expected to block relatively greater portions of the virus particle surface compared to small molecule entry inhibitors. However, antibodies depend upon the human immune system responses for clearing up the virus particle. In contrast, nanoviricides are capable of acting as completely programmed chemical robots that finish their task of destroying the virus particle on their own.

3.
A nanoviricide is capable of encapsulating, or hiding, active pharmaceutical ingredients (API) in its core, or “belly”. This is expected to reduce toxic effects of the API. Such encapsulated agents are currently being used in anti-cancer therapy and have shown reduced toxicity as well as increased efficacy (such as Doxil™). We believe NanoViricides, Inc. is the first company to bring this proven feature to the anti-viral therapy platform.

4.
A nanoviricide would deliver any encapsulated API directly into the core of the virus particle which would result in maximal effect against the anti-viral targets, such as the viral genomic materials. This specifically targeted delivery of the API is expected to minimize toxic effects and also improve efficacy of the API.

5.
With this concerted multiply targeted set of mechanisms, a nanoviricide can be programmed to (a) prevent the virus particle from being able to infect new cells, (b) dismantle the virus particle, and (c) destroy the genetic material of the virus particle, thereby completely destroying the enemy. This complete systems engineered approach to anti-viral therapy is in stark contrast with the current piece-meal approaches that lead to extensive toxicities, limited efficacies, and generation of mutants through selective incomplete pressure applied by the therapeutic regime onto the virus.

We believe that the nanoviricides act by completely novel and distinctly different mechanisms compared to most existing anti-viral agents. The self-assembling nanoviricide “trojan horses” are thought to course through the blood stream, seek their target, i.e. a specific virus particle, attach themselves to the virus particle target, fuse with the virus particle. This chain of events, if it occurs, is expected to destroy the virus particle's ability to infect host cells. In addition, if the nanoviricide contains an encapsulated API, such API may be deployed into the virus particle and may lead to destruction of the virus genetic material (such as viral DNA, viral RNA, etc.), and/or key viral components that the virus carries inside its “belly” (such as the reverse transcriptase, the protease, and the integrase carried by HIV particles), based on the capabilities of the API. We believe this gives us an edge in the field of anti-viral therapy.

We believe that nanoviricides are capable of functioning without any dependence on the body's immune system, and therefore may be expected to be superior to antibody-based anti-viral agents, as well as therapeutic vaccines, generally referred to as immunotherapeutics and immunoprophylactics. Immunotherapeutics are generally thought to depend upon immune system components of the body for effectiveness to various extents. Antibody based viral agents such as Hepex B(tm) (Cubist/ XTL Bio) have been approved by regulatory agencies.

We believe that the side effects related to systemic toxicity of nanoviricides may be substantially lower than with existing anti-viral therapies. We believe so because the nanoviricides drugs are specifically targeted to the virus particle and are expected to have minimal adverse interaction with human physiology.

We believe that nanoviricides act by a novel set of multiple, concerted, mechanisms. We believe that this makes them unique, and will give them an edge in the marketplace. However, being so novel, our drugs are not directly comparable to existing anti-viral therapies and classes of drugs. Thus, the safety and efficacy of the nanoviricides needs to be established by experimentation, and cannot be anticipated on the basis of any similar information regarding existing drugs. See Preclinical Safety And Efficacy Studies.

We believe that the flexible nanoviricides nanomedicines have substantial advantages over hard sphere nanoparticles in this antiviral drug application. Hard sphere nanomaterials such as dendritic materials, nanogold shells, silica, gold or titanium nanospheres, polymeric particles, etc., are generally not expected to be capable of completely enveloping and neutralizing the virus particle in the fashion that nanoviricides can.

The Company believes that our drugs may become the major weapons in the fight against certain viral diseases, possibly even after the other therapies have failed. This may occur when administered as solo agents or when administered in conjunction with other therapies.

The Company does not claim to be creating a cure for influenza, HIV or any other viral disease. The Company's objectives are to create the best possible anti-viral nanoviricides. Our long-term research efforts are aimed at augmenting the nanoviricides currently in development with additional agents that together may lead to either total long term control of or, in many cases, even cure of many viral diseases.

The Company plans to develop several drugs through the preclinical studies and clinical trial phases in order to obtain US FDA approvals for these drugs. The Company also plans to seek regulatory approvals in several international markets, including developed markets such as Europe, Japan, Australia, and underdeveloped regions such as Southeast Asia, India, China, and the African subcontinent. The Company anticipates partnering with medium and large pharmaceutical companies at various opportunities in order to advance the various drugs into commercialization. The Company may receive license fees and development fees for such partnerships, in addition to royalties based on sales of any resultant drugs.

The Company is currently developing early-stage products against H5N1 (Avian Flu), Common Influenza, Rabies, and Hepatitis C. In addition, we plan on beginning nanoviricides development against HIV/AIDS, Herpes Simplex Virus, and other diseases once we have sufficient resources to devote to these projects.

The Company's headquarters are currently in West Haven, Connecticut.

Our Product Focus and Technologies

The Company plans to develop several nanoviricide drugs against a number of human viral diseases. The Company has a license in perpetuity to develop drugs based on technologies originally created by TheraCour Pharma, Inc., against the following human viral diseases: H5N1 (Avian Flu), Human Influenza, Human Immunodeficiency Virus (HIV/AIDS), Hepatitis B Virus (HBV), Hepatitis C Virus (HCV), Herpes Simplex Virus (HSV), including all known strains of these viruses.

We currently have, in early active development, products against H5N1 (Avian Flu), Common Human Influenza, Rabies, and Hepatitis C. We plan on undertaking the development of drugs against other viruses when adequate financing becomes available. The Company's ability to achieve progress in the drugs in development is dependent upon available financing and upon the Company's ability to raise capital.

The Company has begun preclinical development of a nanoviricide drug for rabies and expects to enter into a license for the drug with TheraCour.

Background: Preclinical Safety And Efficacy Studies

Preliminary Safety Studies In Vivo

We have conducted limited initial safety studies on one of the core TheraCour™ nanomaterials (patent pending). TheraCour technology covers a large range of nanomaterials in a class known as pendant polymeric micelles. These materials are self-assembling, flexible, non-particulate, and are stable at room temperature.

A given TheraCour nanomaterial forms the backbone of many nanoviricide antiviral drugs. One of the TheraCour polymers was tested at a 100mg/kgBW (body-weight) dose level in mice in a preliminary experiment. In studies involving gross tissue examination, microscopic histology studies, and blood pathology, no ill-effects or toxic effects were found. These studies showed that the tested core nanomaterial did not cause any organic damage in mice at the amounts tested. All results were within safe limits.

Higher dosage levels and studies on additional materials are planned in order to determine the safety thresholds in laboratory animals.

Preliminary Efficacy Study on Proof of Principle

A nanoviricide drug was made using a well-known compound that has known efficacy against common influenza. This nanoviricide and the free compound were tested along with appropriate controls in mice infected with very high levels of a common influenza virus called H1N1. The results indicated that the efficacy of the nanoviricide was approximately 50 Times (5,000%) better than that of the free compound.

This study indicated that the efficacy of a known virus-binding compound can be enhanced to extremely high levels by using the nanoviricides technology. We had predicted such strong efficacy improvements theoretically. Further work will be necessary to substantiate that such effect is seen across a wide range of compounds.

Preliminary Cell Culture Studies Against H5N1 Avian Influenza

As a test case, we have developed and evaluated the safety and efficacy of nanoviricides against common influenza and H5N1, one of the highly pathogenic avian influenzas and a current pandemic threat. In vitro evaluation of 14 substances, including controls, was performed to evaluate protection of mammalian cells against infection by the H5N1 subtype. These assays were conducted in Vietnam under the auspices of the National Institute of Hygiene and Epidemiology, Hanoi (NIHE) under the Vietnam Ministry of Health. We identified four different nanoviricides as being highly effective against H5N1 using two different assays, both involving cell culture, one using the plaque reduction method and the other involving microscopic examination, to determine the extent of cytopathic events (CPE) reduction. All of these nanoviricides were effective at extremely low concentrations and many of them are considered drug candidates.

The most successful of these was a nanoviricide based on an antibody fragment as the targeting ligand, which led to substantial suppression of CPE at an extraordinarily low concentration level. This is being developed as AviFluCide-I™, a drug highly specific to H5N1 that is being developed against the Vietnam strain. We currently believe that it is very likely to work against the Indonesian strain although further studies will be required to determine its efficacy against various highly pathogenic strains of influenza. If it fails to work against the Indonesia 2006 strain, further development may become necessary.

Another nanoviricide which is based on a ligand that we designed in-house to be specific to the group of all or a majority of highly pathogenic avian influenza (HPAI) viruses, also showed a very high efficacy. This is being developed as “AviFluCide-HP™”, a drug that is group-specific against emergent and existing highly pathogenic influenza viruses (including H5N1, H7N3 and others). Non-H5N1 HPAI strains are expected to become the next pandemic threats on the horizon. At least one pharmaceutical company has been awarded a contract to develop a vaccine against a current strain of H7N3. It is well known that influenza strains drift constantly due to mutation, resortment or recombination events leading to failure of vaccines.

A third nanoviricide is based on a ligand that we designed for attacking all influenza A viruses (type-level specificity) has shown strong efficacy against H5N1 as well. This is being developed as “FluCide-I™”, a drug designed primarily for use against serious cases of human influenza.

Preliminary Efficacy Studies In Vivo

All but the antibody-based anti-influenza nanoviricides have been recently tested in mice in an aggressive study involving extremely high levels of infection with a common influenza strain called H1N1. This study was conducted by Dr. Krishna Menon, the Company’s Chief Regulatory Officer. While a report on this study has not yet been issued, preliminary results indicate that most of the nanoviricide technology based drug candidates were better than oseltamivir (Tamiflu(tm)). FluCide-I may be as much as 10 times (1,000%) superior to Tamiflu in common influenza.

Further studies are necessary to substantiate these results.

Implications of the Study Results
The implications of such extremely high efficacy improvements are very strong. Firstly, they provide proof-of-principle for the nanoviricides platform technology. Secondly, it is evident that once a suitable virus-binding compound (ligand) is found, we can very quickly develop a drug against that virus.

It is also clear that nanoviricides may be expected to define a new plateau in anti-viral therapy. Other current work in antiviral therapy is generally resulting in efficacy improvements of a few percent or so. Thus, in the case of influenza, recently peramivir(tm, BioCryst) was reported as having approximately equal efficacy to oseltamivir (Tamiflu, Roche). However, it was suggested that peramivir may have a superior safety profile and thus may enable use of large does.

Of note is also the fact that peramivir is being developed as an injectable. Nanoviricides are currently being developed as injectable drugs. There is now acceptance in the industry, the scientific community, and the public health community that injectable drugs should be developed and deployed when they provide high efficacies.

A new anti-influenza drug, an entry inhibitor, was recently reported by researchers at the University of Wisconsin, Madison, as being highly active against influenza in mice. It would be of interest to see if this drug is superior to Tamiflu(tm) and other drugs in development. It appears very likely that using the nanoviricides technology, the efficacy of such a drug may be enhanced by orders of magnitude.

It should be noted that all of our studies to date were preliminary. Thus, the evidence we have developed is indicative, but not considered confirmative, of the capabilities of the nanoviricides technology's potential. Despite such excellent early results, there is a risk that nanoviricides may not result in commercializable drugs. (See Part I, Government Regulation)

Background: Collaborations and Subcontract Arrangements

Subcontract to KARD Scientific, Inc.

Owned and operated by Dr. Krishna Menon, KARD Scientific Inc. of Wilmington, Massachusetts, is currently our primary vendor for animal model study design and performance. KARD operates its own facilities in Wilmington, Massachusetts. In addition, KARD has a contractual arrangement with the Beth Israel Deaconess Hospital of the Harvard University Medical School.

NanoViricides, Inc. at present does not have any direct collaborative relationships with Beth Israel or Harvard University, except through KARD Scientific.

Dr. Krishna Menon is the Company’s Chief Regulatory Officer.

Collaboration with the Health Ministry of the Government of Vietnam

On December 23rd, 2005, Officers of the Company signed two Memoranda of Understanding with the Vietnamese Government through the Ministry of Health. These agreements called for cooperation in the development and testing of certain nanoviricides. The parties agreed that the initial targets would be the development of drugs against H5N1 (avian influenza) and rabies. The initial phase of this agreement called first for laboratory testing, followed by animal testing of several drug candidates developed by the Company. Preliminary laboratory testing of FluCide™-I, AviFluCide-I™ and AviFluCide-HP™ were successfully performed at the laboratories of the National Institute of Hygiene and Epidemiology in Hanoi (NIHE). The second phase of the project, animal testing of the Influenza and H5N1 candidates as well as that of RabiCide-I™, the company’s rabies drug, is expected to commence during the first quarter of 2007. The testing will utilize the NIHE’s BSL3 (biological safety laboratory level 3) laboratory which is due to be installed at the NIHE.

Other Collaborations

The Nanoviricides approach depends upon significant scientific input as well as scientific experimentation during various stages of developments. The Company currently does not have the facilities to conduct most of the anti-viral studies. The Company depends upon a number of collaborations in order to minimize capital outlays that would duplicate facilities that we may otherwise have access to.

We have made significant efforts in the past year and continue to do so to obtain valuable collaborations with renowned agencies, institutions, and commercial enterprises. As the efforts materialize into formal arrangements, we will be able to announce them.

We anticipate that much of our work in the tropical and neglected diseases area as well as in areas of interest to bio-defense and emergency preparedness aspects will be conducted in collaborations with renowned institutions. We anticipate that substantial amounts of such work may in the future be conducted with public funding, particularly the parts involving non-profit organizations and public institutions.

We also anticipate certain collaborations that are valuable for our commercial drug development efforts as well.

It should be noted that while the nanomaterials and nanomedicines we are developing are designed with the above set of ground rules, it is generally not possible to establish whether each of these mechanisms is actually active or whether it is truly responsible for the efficacy observed.

We believe that mechanisms are guidelines rather than endpoints. Our study endpoints and development programs are defined for establishing efficacy, safety, and chemical manufacturing controls, rather than establishing mechanisms of action.

If regulatory agencies insist on development of knowledgebase regarding mechanisms of actions, this may delay approval of nanoviricides drugs substantially. Currently very little is known about how to scientifically analyze the combined efficacy of such concerted sets of mechanisms that work together and very often produce much greater benefit than when each mechanism works separately. In other words, in the case of  nanoviricides drugs,  the whole effect is often much greater than the  sum of parts; however, how to scientifically ascribe such an excess enhancement of efficacy is not yet well known.

Escape Mutants
Escape mutants are a known risk and challenge to any given anti-viral drug. We believe that we will be able to rapidly develop new drugs with altered ligands that attack the new attachment sites of the escape mutants. This belief is based on the concept that a nanoviricide drug is constructed from several building blocks. One of these building blocks is the ligand that attaches specifically to the virus. Identifying or creating a new ligand that binds to an escape mutant enables creating a new drug, simply by replacing the ligand part of a drug already known to be reasonably safe and efficacious. The Company's scientists have developed strategies for identifying and designing such ligands.

Ligand Tuning(tm)
A very broad-spectrum nanoviricide can be made by using a ligand that binds to a very large number of types and strains of a given virus. Usually, but not always, it is possible to identify a ligand that will provide such a broad specificity against a particular virus. Thus, for example, if a virus escapes our FluCide-HP, then it would not be a highly pathogenic type, and would result in common-influenza-like morbidity, which is a much lower threat. Similarly, we can categorically state that any influenza virus, whether avian H5N1, or avian HPAI, or another common influenza virus, is certainly susceptible to our broad spectrum influenza drug, FluCide-I.

Usually, the broader the spectrum of a ligand, the lower is its efficacy level by itself. Thus, it is always beneficial to develop highly efficacious narrow spectrum drugs against potentially deadly diseases. In addition, the broader spectrum drugs that include these diseases ensure that the likelihood of escape mutations is minimized.

Thus our Ligand Tuning technology enables us to modify the antiviral spectrum of drug to obtain the best effect.

It is also possible to make a single nanoviricide drug that has specified spectrum against a large number of different types of viruses. This will enable emergency preparedness agencies to stockpile a single drug that can respond to a large number of threats with high levels of efficacy. This is anticipated to result in tremendous economies of scale for the preparedness programs across the world, because fewer drugs to stockpile also implies fewer issues in response mobilization and drug deployment.

Background: Bio-Defense - Emergency Preparedness

NanoViricides Technology is Well Suited for Bio-Terrorism and Emerging Disease Threat Response
The Company believes that in situations of bio-terrorism, accidental release of infectious agents, or natural outbreaks, our building-block based approach of nanoviricides drug development will prove of especially great value. We believe it is possible, in war-like scenario, to develop a response to the biological weapons attack in a matter of days or weeks. Similarly, we believe that when a new virus outbreak occurs (such as a variant of the Asian Bird Flu virus); this building block technology may enable us to develop a new drug to fight the new threat in a minimal amount of time.

Background: Bio-Defense “War-like Response” A Novel Scenario enabled by NanoViricides Technology

The Company believes that it can help contain epidemics before they can occur in what the company terms the “War-like” scenario of response to a bio-threat, whether due to bio-terrorism or natural events. Such a response scenario is only made possible because of the unique building-block nature of the nanoviricides platform technology. In this scenario, a base nanoviricide would be stockpiled under strategic national and international stockpiling programs, and a new drug could be developed against a threat even prior to identifying the actual pathogen that is the cause of the public health crisis event. This capability is seen as extremely valuable because it is anticipated that bioterrorism agents of the future as well as natural outbreaks may be of novel pathogens and therefore identification and diagnosis of the same may take large amounts of time, a time period in which an epidemic may threaten to become a pandemic. Such was the case with SARS, and other smaller outbreaks. A recent coxsackie virus outbreak in Northern India resulted in several child fatalities during the pathogen identification time frame itself, despite being caused by a previously known pathogen.

Background: Anti-HIV Drugs

Importance of Reduction in Viremia

In the field of HIV treatment, it is well established that keeping the viremia to a minimum level has significant clinical benefits. Thus, in one clinical study, only 8% of HIV infected patients with a viral load of less than 4350 copies of viral mRNA/uL progressed to full-blown AIDS in 5 years. By contrast, 62% of patients with a viral load of greater than 36,270 copies of mRNA/uL had developed AIDS in the same period (ref 145 from PATH p254). Viremia is significantly controlled with the current state of the art highly active antiretroviral therapies (HAART) against HIV, to the extent of almost undetectable viral load (i.e. less than 50-75 copies of HIV RNA per ml) in many patients. However, this is a dynamic condition, in which the rate of creation of new virus particles is balanced by the rate of their destruction, primarily by the body's innate defenses. In addition, once an escape mutation occurs, the HAART therapy loses its effectiveness and viral load rises sharply. Similarly, other precipitative events such as a secondary infection can cause progress to the AIDS stage. The AIDS stage is characterized by rapidly rising HIV viral loads (viremia), and concomitantly, rapidly declining CD4+ T cells (an important component of human immune system). Eventually, the patient dies of complications related to the debilitation of immune response, often by a variety of secondary infections or even neoplasms (cancers) that grow unchecked.

In the very first stage of HIV infection, i.e. immediately after infection, there is a rapid rise in HIV viremia in the first few weeks, called the Acute HIV Syndrome (or Disease). The body's immune system then brings the viremia under control, in a dynamic state, called the “Asymptomatic HIV Disease”. This stage lasts for a median 10 years, and a precipitative event, such as usually a secondary infection, leads to AIDS. During the asymptomatic stage, it is known that the level of the steady state viremia correlates with the future progression of the disease and the life span of the patient. In most patients, HAART therapy is usually initiated only after the CD4+ T cell count falls below 350 per ul. The two important reasons for delaying the initiation of HAART therapy are (i) patient's economic conditions, and (ii) the fear that when escape mutants arise against HAART there is no recourse, although changes in the drug mix may provide “temporary” control.

While HAART therapy, when successful, leads to “undetectable” levels of viremia, the virus levels may still be at about 50 copies per ml, or about 1.5 million circulating virions in the blood and probably many magnitudes more virions inside cells and other tissues. This is still a very large load of virus. Thus, control of viremia is important even in the asymptomatic stage of “latent” HIV infection, even with HAART therapy.

We believe that anti-HIV nanoviricides will be able to control viremia in all three stages of the HIV disease; viz. the early acute HIV infection syndrome, the later clinically latent HIV infection, and the late stage of full-blown AIDS.

Escape Mutants of HIV against Applied Therapy
The current anti-HIV drugs (NRTI, NNRTI, PI, and EI) lead to a selective pressure that causes the generation of resistant mutants that then proliferate in a patient. It is believed that this may be partially because most of these drugs act during the virus replication cycle, where new synthesis of the virus genome is taking place. Escape mutants against the entry inhibitor (EI) EnfuVirenz (Roche) are also known. These occur by the loss of binding of the Enfuvirenz peptide with the mutated gp41 proteins of the mutant HIV strains. It is believed that the poor level of inhibition of HIV replication in the EnfuVirenz combination therapy setting may be capable of generating escape mutants against this drug.

We believe that it is possible to create nanoviricides that will minimize the chances of escape mutants arising, by the use of “conserved domains” as targets for attachment, among other strategies. Conserved domains are regions of the virus proteins that remain unchanged across all known mutants and strains. EnfuVirenz, in contrast, is directed at partially-conserved domains.

The Company believes that it will be able to rapidly create new drugs against escape mutants, should they arise, due to our building block approach.

HIV Types
HIV-1 is well studied and is known to have a number of subtypes, called clades. While the HIV-1 type is prevalent in North America, Europe, and a majority of the world, a distinct HIV type called HIV-2 with a marked prevalence in West Africa, has recently been spreading worldwide. With the significant international travel, it is expected that such geographic restrictions on HIV types and subtypes are decreasing rapidly.

“Depots” or “Reservoirs” of HIV Infection
At present we do not believe that the current anti-HIV drugs we are developing will have a major impact on the reservoirs of HIV infection, i.e. cells that harbor the HIV genome integrated into their cellular DNA. None of the existing drugs or even drugs in various clinical trials, are expected to have any impact on this major class of HIV infected cells and tissues, to the best of our knowledge. Integrase Inhibitors (II, a new class of drugs) interfere with the step of the integration of the viral genome into cellular DNA, and may possibly lead to a reduction in this pool of “HIV depot” cells. However, their effect is yet to be established in clinical trials which are in progress.

The Company's Plan of Attacking HIV/AIDS
The Company is currently developing two drugs against HIV, called HiviCide-I and HiviCide-II respectively. These two drugs together are expected to encompass the currently known array of HIV types and subtypes in the world. These first nanoviricides drugs are programmed to engulf the virus particles, and dismantle them.

The Company does not expect HiviCide-I and HiviCide-II to cure HIV/AIDS in most patients. The HIV genome copies itself ("integrates") into the human cellular DNA. This integration process makes HIV almost immortal. This drug development objective is that long term treatment with HiviCide-I and/or HiviCide-II may enable a nearly virus-free lifestyle, with far fewer side effects and simpler dosing regimens than available with current therapies.

It is also possible that since the cells that carry the virus genome with their genomic material usually die in a normal cycle, known as apoptosis; an eventual cure in some patients may be possible with our HiviCide drugs.

Background: Influenza

Seasonal Influenza.
Seasonal influenza, commonly known as the flu, is a viral infection characterized by symptoms including fever, cough, sore throat, fatigue, headache, and/or chills. According to the U.S. Centers for Disease Control and Prevention (“CDC”), an estimated 5% to 20% of the American population suffers from influenza annually, more than 200,000 people are hospitalized from flu complications, and approximately 36,000 people die from the flu in the US. The worldwide death toll is estimated at upwards of 200,000 per year. Influenza is particularly dangerous to the elderly, young children and people with certain health conditions. Outbreaks of seasonal flu tend to follow predictable patterns usually occurring in the winter. New vaccines are developed annually based on known flu strains and are usually available for the annual flu season. There are also antiviral treatments available for the treatment of people infected with influenza.

Avian Influenza.
According to information from the CDC, avian influenza, or bird flu is an infection caused by viruses which occur naturally among birds. This form of flu is very contagious among birds and can lead to serious illness and sometimes death. There are two main forms of disease that infect domestic poultry, one a low pathogenic form and the other a highly pathogenic form. The latter form can cause disease that affects multiple internal organs and with a mortality rate between 90-100% in these birds within 2 days.
While there are many different subtypes of the influenza A virus, only three subtypes are known to be currently circulating among humans. Avian influenza A viruses are found chiefly in birds, but there have been confirmed cases of infection in humans, generally as a result of contact with infected birds. These infections have led to symptoms of normal flu to more severe and life threatening conditions. Influenza A (“H5N1”) is a subtype of an influenza virus that is highly contagious among birds and can be very deadly to them.  Of the avian influenza viruses that have crossed the species barrier to infect humans, the H5N1 has caused the largest number of detected cases of severe disease and death in humans. In 2006, it is suspected that the Indonesia strain of H5N1 may have mutated to result in limited spread from one person to another, only in close contact circumstances. It is possible that the substantially high case fatality rate may be keeping the human to human spread in check. But as influenza A viruses constantly change, they could mutate over time to have the ability to spread among humans.

Pandemic Influenza.
Pandemic flu is a global disease outbreak that occurs when a new influenza virus emerges so that people have had no previous exposure. This situation occurs very rarely and only occurred three times in the 20th century.

Flu Prevention and Treatment.
The development of effective therapeutics has challenged medical researchers due to the seasonal variation in viral strains and the highly infectious nature of influenza. Patients, therefore, have limited treatment options. Amantadine and rimantadine are used for treatment of influenza A but are ineffective against influenza B. In addition, these drugs cause some adverse side effects, and the virus tends to develop resistance to these drugs. For the 2005-2006 flu season, the CDC has recommended against the use of amantadine and rimantadine for the treatment or prophylaxis of influenza in the United States due to signs of resistance.

Vaccines are available against the disease but have limitations: people require advance vaccination; vaccines are limited by their specificity to particular strains of the virus; and vaccines offer little protection if the vaccine is inaccurate. In addition, many people decline the required injections because of fear and/or discomfort, as well as side effects such as allergies. The ability of the virus to change its structure to avoid the body’s natural defenses is a serious obstacle to developing an effective vaccine against influenza. Different strains can arise when surface antigens on the virus (the portion of the virus that causes an immune reaction in humans) undergo minor genetic mutations each year as the virus replicates. Because of this mutability, the immunity acquired in response to infection by a particular strain of the virus does not provide adequate protection against viruses that subsequently arise. The production of a new vaccine each year is not only complex and expensive, but also an inefficient method of global disease control. The time lag between threat potential assignment and vaccine production implies that a novel influenza mutant can develop in the field and may result in very poor vaccine response.

Inhibiting Influenza Neuraminidase.
Research during the past two decades has seen dramatic advances in understanding the molecular structure and function of the influenza virus. Considerable attention has been focused on the enzyme neuraminidase, which is located on the surface of the virus. Neuraminidase assists in the release and spread of the flu virus by breaking the chemical strands that hold the new viruses to the cell surface, allowing the replicated virus to spread and infect other cells. This process progresses until the host’s immune response can produce enough antibodies to bring the infection under control. Inhibiting the neuraminidase enzyme keeps new viruses attached to the cell surface, thereby preventing the spread of the virus and the further infection of other cells. The subsequent quantities of virus in the bloodstream are not enough to cause disease but are sufficient to induce the body to mount an immune response.

Roche, in collaboration with Gilead Sciences, and GlaxoSmithKline (“GSK”) have currently approved neuraminidase inhibitors on the market. Roche’s neuraminidase inhibitor, oseltamivir aka Tamiflu(tm), is a twice-a-day, orally active neuraminidase inhibitor, while GSK’s neuraminidase inhibitor, Relenza(tm), is administered by dry powder inhaler twice a day. Both drugs are approved for marketing in the United States and other countries for treatment of influenza.  Roche’s neuraminidase inhibitor is also approved for prophylaxis use for prevention of influenza.  In addition to these companies with neuraminidase inhibitors, there are other companies working to develop vaccines and other antiviral drugs to be used against various strains of influenza.

Some studies in laboratories suggest that some of these neuraminidase inhibitor drugs should work in treating avian influenza infections in humans, but additional studies are needed to demonstrate the effectiveness of these drugs. Some studies have reported that Tamiflu has little if any effectiveness in human cases of H5N1. Some animal studies have reported that as much 100 times greater doses of Tamiflu may be needed to obtain good efficacy in mice infected with H5N1. Some studies have indicated that oseltamivir has limited safety profile in human, thus limiting how much the dosage can be increased.

BioCryst is currently developing a neuraminidase inhibitor, peramivir, as an injectable, for the treatment of common influenza as well as H5N1. While present annoluncements from BioCryst indicate that injected peramivir is not significantly more effective than Tamiflu, it appears that they believe that the good safety profile of peramivir may allow them to increase dose levels in the future studies to improve response.

Some molecular biology oriented studies have described that there are significant differences between the neuraminidase of the H5N1 strain and those of the other common influenza strains that may be responsible for the poor efficacy of neuraminidase inhibitors as a class against H5N1.

Congress has recently approved an appropriation of $3.8 billion for 2006 to support the development of various countermeasures for a flu pandemic. The appropriation includes funding for the development of new antiviral agents. Some of this funding may be available for our Company's development of anti-influenza drugs. We believe that we have the most unique and novel drugs, that act by completely novel mechanisms compared to existing drugs. We therefore believe we are in a very good position to be eligible for some of this funding. The Company currently has limited resources in terms of scientific staff that can be devoted to pursuing such funding opportunities. In addition, typically there is a delay of 9 months to 2 years from the time of application from funding to receiving funding, if any, in the grant mechanisms. The Company believes it will also be eligible for funding under the Novel Technologies programs under the US Department of Defense, and Project BioShield program. The Company must carefully balance its product development priorities and available funds while pursuing such external funding opportunities.

Background: Rabies

At the request of the Vietnamese Ministry of Health, we initiated development of an anti-rabies drug. Rabies is a serious public health problem in Vietnam, Thailand, India, and many other tropical and subtropical countries.

Because of the significant expense of rabies anti-toxin, there is limited availability in the rural areas of these underdeveloped countries (The cost in the U.S. is approximately $1000 for a course of treatment).

The drug is expected to have limited commercial potential. However, rabies is a very serious and neglected tropical disease. It is likely that should our drug development efforts be successful, that we may obtain fast track assignment for RabiCide development, possibly as an orphan disease drug.

Our first RabiCide drug candidates will be tested at NIHE, Vietnam, in the first quarter of 2007.

 Background: NanoViricides Company Philosophy

NanoViricides, Inc. is a for-profit company. We have identified several diseases as large commercially important drug development targets. These include HIV (estimated yearly sales worldwide, $20-40 Billion ), Hepatitis C (currently over $4 Billion, but expected to become over $40 Billion with the advent of effective drugs), Herpes Simplex Virus, and Influenzas, among others.

We believe that our technology and its superior capabilities can have a significant impact on Emergency Preparedness efforts worldwide, as well as in what we call “War-like” response to biological threats. Tamiflu sales were driven above $2 billion in 2005 due to stockpiling demand worldwide. We therefore believe that there is a significant commercial potential in this marketplace as well. This marketplace is substantially controlled by government agencies and institutions worldwide, with corresponding benefits as well as drawbacks.

We believe that we have developed technologies that may significantly alter the field of medicine in many ways. It is possible at least in theory to develop nanoviricide drugs against a large number of pathogens, primarily many viruses. We believe there is a significant potential for developing good nanoviricides against hemorrhagic viral diseases such as Ebola, Marburg, Hanta, Lassa, among others.

We believe that significant effort and scientific developments will be necessary in order to develop nanoviricides against drugs that affect the brain, and the central nervous system (CNS). This issue, a result of the blood-brain barrier, which does not allow drugs injected in the bloodstream to go into the CNS fluid is well known and is a major barrier for all drug development against CNS diseases. An important example is provided by Japanese Encephalitis viruses. It is likely that good nanoviricides can be developed against Dengue fever, West Nile virus, and other diseases that progress only slowly to attack the CNS, thus enabling a time window for the nanoviricides to be substantially effective.

It is not possible for a small or even a mid-size pharma company to expeditiously tackle a large number of disease targets. We are therefore working towards developing drugs against neglected and tropical diseases in internationally spread out collaborations. We believe that this is the only way to make a major public health impact against such diseases in an expeditious manner. We consider ourselves fortunate in having developed a tool to enable such an impact.

Products

NanoViricides, Inc. currently has no products for sale.

Products In Development

The following table summarizes NanoViricides active development projects as of September 30, 2006.

Virus	Development Stage
Influenza (Common)	Preclinical
Avian Flu (H5N1)	Preclinical
Avian Flu-Highly Pathogenic	Preclinical
Rabies	Preclinical
HIV/AIDS	Early R&D
HCV	R&D to begin in 2007

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FluCide-I, is currently in preclinical studies against all common influenzas as well as avian influenza H5N1. It is a broad-spectrum anti-influenza nanoviricide. It is based on ligands that we have developed through rational drug design. These ligands are based on a well known mechanism by which influenza viruses bind to cells. This mechanism involves the hemagglutinin coat protein of influenza virus binding to sialic acids on cell surfaces. In other words, if FluCide-I is ineffective, one may be inclined to suggest that the pathogen was not an influenza virus.

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AviFluCide-I, is currently in preclinical studies against H5N1, the avian influenza strain that is considered the current pandemic threat. It is a highly specific drug that also has extremely high activity against H5N1 in cell culture studies, much greater than our other two anti-influenza nanoviricides. Animal studies against H5N1 are planned in the first quarter of 2007.

•
FluCide-HP, is currently in preclinical studies against the entire class of highly pathogenic avian influenza (HPAI) viruses that pandemic threats emerge from. It has excellent activity in cell culture studies against H5N1. Its activity against common influenza is poorer than that of FluCide-I, yet better than Tamiflu, in mouse studies. Common (low pathogenicity) influenza viruses do not have the characteristic surface features that HPAI viruses do. The ligand used for FluCide-HP was designed and developed by the Company using a rational drug design approach.

•
RabiCide-I, a nanoviricide against Rabies is expected to enter animal studies in the first quarter of 2007. The candidate ligands for this nanoviricide were designed by the Company using publicly available information regarding the interaction of the rabies virus with cells.

•
HCV- A Hepatitis C nanoviricide is planned for research and development beginning in 2007. The Company has not yet sourced the materials to target this disease. The Company has only begun the early stages of a plan to build nanoviricides against Hepatitis C

Despite the availability of a number of drugs in at least 3 (now 4) drug classes, the choices of therapies against HIV are limited. This is because escape mutants that invariably occur during late stages of HIV/AIDS disease progression are cross-resistant to many drugs in a drug class, and sometimes to the entire class of drugs itself.

In addition, all known NNRTIs, and the EFI EnfuVirenz are believed to be ineffective against HIV-2. Against this background, we believe that our HiviCide drugs that act by novel, concerted mechanisms will be welcome addition to the anti-HIV drug repertoire.

Our first two HIV drugs, HiviCide-I and HiviCide-II, together are expected to be capable of attacking and neutralizing most of the existing HIV strains, clades (or subtypes), and types. The Company believes that our HiviCide drugs will enable a long-term nearly virus-free lifestyle for most HIV/AIDS patients, beyond what is feasible today with HAART therapy.

•
HiviCide-I, our first HIV drug to be developed will be a targeted nanoviricide against HIV that enters the bloodstream upon injection and is engineered with specific recognition ligands that allow multiple point binding to inactivate HIV virus in the bloodstream, enabling a nearly virus-free lifestyle.

•
HiviCide-II will be a targeted nanoviricide against HIV strains that are not attacked by HiviCide-I, and will have the same mechanism of action as HiviCide-I, except that it will possess a different ligand that specifies attacking a different subset of virus strains, types, and subtypes than HiviCide-I.

All of the above drugs are being developed as injectables.

Currently, the anti-HIV drug, Enfuvirenz (tm) (Roche) requires a twice daily injection routine. Enfuvirenz is also highly toxic because of its mechanism of action.

An anti-influenza drug, peramivir, is being developed as an injectable.

The second generation of our anti-influenza drugs is expected to be developed as an oral/bronchial spray that carries the drug into the bronchial/pulmonary space which is the primary site infection by influenza viruses.

It is also possible to develop nasal sprays as well as skin patches when it is beneficial to do so against certain pathogens.

Further into the future, we anticipate developing controlled release and sustained release forms of the various nanoviricides in order to improve patient compliance.

Development Stage of Products

All of above products are in various stages of pre-clinical development. The Company believes that the anti-influenza drugs will advance into second stage of preclinical studies, known as Tox Package studies, in 2007. The Company also believes that the anti-HIV drug, HiviCide-I, will advance into preliminary animal studies in the very near future. All of our developments are subject to availability of appropriate levels of financing.

Plan of Operations

The Company intends to perform the regulatory filings and own all the regulatory licenses for the drugs it is currently developing. The Company will develop these drugs via subcontracts to TheraCour Pharma, Inc. (“TheraCour”), the exclusive source for these nanomaterials. With sourcing of materials from TheraCour, the Company prefers to manufacture these drugs in our own facility. However, the Company may manufacture these drugs under subcontract arrangements with external manufacturers that carry the appropriate regulatory licenses and have appropriate capabilities. The Company will distribute these drugs via subcontracts with distributor companies or in partnership arrangements. The Company plans to market these drugs either on its own or in conjunction with marketing partners. The Company also plans to actively pursue co-development, as well as other licensing agreements with other Pharmaceutical companies. Such agreements may entail up-front payments, milestone payments, royalties, and/or cost sharing, profit sharing and many other instruments that may bring early revenues to the Company. Such licensing and/or co-development agreements may shape the manufacturing and development options that the company may pursue.

Manufacturing

Manufacturing of Research Materials

Nanomaterials that form the basis of our nanoviricide drugs are produced for research by TheraCour Pharma, Inc. at their research scale production facility in West Haven, Connecticut. We have been advised by TheraCour that it is in discussions with several third party contract manufacturing facilities to enable commercial scale production of the materials and specific drugs adherent to FDA cGMP (current good manufacturing practice) guidelines as well as similar international requirements.

Manufacturing of Drugs

The Company is presently looking to acquire, build, or lease manufacturing facilities that would enable GMP manufacturing of our drugs. Until such time, the Company believes that its current relationship with TheraCour is sufficient to meet its current manufacturing requirements.

The Company intends to manufacture AviFluCide-I, AviFluCide-HP, FluCide-I and RabiCide-I as well as other drugs for pre-clinical animal studies and human clinical studies, in facilities owned or leased by the Company. In the event that we cannot secure funding that allows us to establish the necessary facilities to manufacture such drugs, we plan to subcontract with third party facilities that have the appropriate capabilities and regulatory licenses to manufacture our drugs and materials on a commercial scale.

We have no commercial-scale manufacturing facilities at present. For our future products, we will need to develop additional manufacturing capabilities and establish additional third party suppliers to manufacture sufficient quantities of our product candidates to undertake clinical trials and to manufacture sufficient quantities of any products that are approved for commercial sale. If we are unable to develop manufacturing capabilities internally or contract for large scale manufacturing with third parties on acceptable terms for our future antiviral products, our ability to conduct large-scale clinical trials and meet customer demand for commercial products would be adversely affected.

We believe that the technology we use to manufacture our products and compounds is proprietary. For our products, we may have to disclose all necessary aspects of this technology to contract manufacturers to enable them to manufacture the products and compounds for us. We plan to have discussions with manufacturers under non-disclosure and non-compete agreements that are intended to restrict them from using or revealing this technology, but we cannot be certain that these manufacturers will comply with these restrictions. In addition, these manufacturers could develop their own technology related to the work they perform for us that we may need to manufacture our products or compounds. We could be required to enter into an agreement with that manufacturer if we wanted to use that technology ourselves or allow another manufacturer to use that technology. The manufacturer could refuse to allow us to use their technology or could demand terms to use their technology that are not acceptable.

We believe that we are in compliance with all material environmental regulations related to the manufacture of our products.

Patents and Proprietary Rights

The Company has an exclusive license in perpetuity for technologies developed (with materials referenced in Table 1 below) by Theracour for the five virus types: HIV, Hepatitis C Virus, Herpes, Asian (bird) flu and Influenza. Nanoviricides, Inc has notified TheraCour Pharma of its interest in acquiring licenses for others viruses and anticipates no difficulty in doing so.

The significant terms of the current license include:

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Theracour retains exclusive right to develop and manufacture the drugs against the five types of human viruses. As to any licensed product (i.e. drugs developed pursuant to this agreement), TheraCour agrees that it will manufacture such drug exclusively for the Company, and unless such license is terminated, will not manufacture such product for its own sake or for others.

•	Development Fee. Theracour can charge its costs (direct and indirect) plus no more than 30% as a Development Fee.

•	Royalties. The Company shall pay to Theracour a royalty of 15% on its net sales of “Licensed Products.”
Patents and other proprietary rights are very important to our business. If we have a properly designed and enforceable patent it can be more difficult for our competitors to use our technology to create competitive products and more difficult for our competitors to obtain a patent that prevents us from using technology we create. As part of our business strategy, we actively seek patent protection both in the United States and internationally and intend to file additional patent applications, when appropriate, to cover improvements in our compounds, products and technology. We also rely on trade secrets, internal know-how, technological innovations and agreements with third parties to develop, maintain and protect our competitive position. Our ability to be competitive will depend on the success of this strategy.

The Company believes that the drugs themselves, AviFlucide, FluCide, FluCide-HP, RabiCide, HiviCide-I and II, and others, may be eligible for patent protection. The Company plans on filing patent applications for protecting these drugs at a suitable time.

The Company has licensed key patents, patent applications and rights to proprietary and patent-pending technologies related to our compounds, products and technologies (see Table 1), but we cannot be certain that issued patents will be enforceable or provide adequate protection or that pending patent applications will result in issued patents.

Table 1: Intellectual Property, Patents and Pending Patents Licensed by The Company
Patent or Application	Date of Issue/ Application	US Expiry Date	International	Owners
US6,521,736 (Certain specific amphiphilic polymers).	Issued: Feb 18, 2003	Feb 18, 2020	N/A	TheraCour Pharma and Univ. of Massachusetts, Lowell. [Nonexclusive license from TheraCour Pharma].
PCT/US06/01820 (SOLUBILIZATION AND TARGETED DELIVERY OF DRUGS WITH SELF-ASSEMBLING AMPHIPHILIC POLYMERS).	Applied: Jan 19, 2006PCT Application.	Jan 18, 2023 (estimated)	Applications to be filed.	TheraCour Pharma, Inc. [Exclusive License].

Of the patents and technologies licensed, the Company believes that the Company will not be using the intellectual property, compositions of matter, or other aspects described and secured under the US Patent No. US 6,521,736. This patent, the Company believes, discloses prototype materials that served to establish the proof of principles of Dr. Anil Diwan, the Company’s President and Founder whether such materials were possible to create and whether such materials would indeed be capable of encapsulation of pharmaceutically relevant compounds. The Company believes that the new and novel compositions disclosed in the new patent application, no. PCT/US06/01820, provide the necessary features that enable the development of nanoviricides. The Company believes that no other published literature materials or existing patents are capable of providing all of the necessary features for this development, to the best of our knowledge. However, the Company has no knowledge of the extensive active internal developments at a number of companies in the targeted therapeutics area.

We may obtain patents for our compounds many years before we obtain marketing approval for them. Because patents have a limited life, which may begin to run prior to the commercial sale of the related product, the commercial value of the patent may be limited. However, we may be able to apply for patent term extensions, based on delays experienced in marketing products due to regulatory requirements. There is no assurance we would be able to obtain such extensions.

Patents relating to pharmaceutical, biopharmaceutical and biotechnology products, compounds and processes such as those that cover our existing compounds, products and processes and those that we will likely file in the future, do not always provide complete or adequate protection. Future litigation or reexamination proceedings regarding the enforcement or validity of our licensor, TheraCour Pharma Inc.’s (TheraCour) existing patents or any future patents, could invalidate TheraCour’s patents or substantially reduce their protection. In addition, the pending patent applications and patent applications filed by TheraCour, may not result in the issuance of any patents or may result in patents that do not provide adequate protection. As a result, we may not be able to prevent third parties from developing the same compounds and products that we have developed or are developing. In addition, certain countries do not permit enforcement of our patents, and manufacturers are able to sell generic versions of our products in those countries.

We also rely on unpatented trade secrets and improvements, unpatented internal know-how and technological innovation. In particular, a great deal of our material manufacturing expertise, which is a key component of our core material technology, is not covered by patents but is instead protected as a trade secret. We protect these rights mainly through confidentiality agreements with our corporate partners, employees, consultants and vendors. These agreements provide that all confidential information developed or made known to an individual during the course of their relationship with us will be kept confidential and will not be used or disclosed to third parties except in specified circumstances. In the case of employees, the agreements provide that all inventions made by the individual while employed by us will be our exclusive property. We cannot be certain that these parties will comply with these confidentiality agreements, that we have adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently discovered by our competitors.

Competition

Our products and development programs target a number of diseases and conditions that include several different kinds of viral infections. (Certain of the competing drugs and manufacturers have been referred to throughout the sections of PART I, Description Of Business). There are many commercially available products for these diseases and a large number of companies and institutions are spending considerable amounts of money and other resources to develop additional products to treat these diseases. Our current products compete with other available products based primarily on:

•	efficacy;
•	safety;
•	tolerability;
•	acceptance by doctors;
•	patient compliance;
•	patent protection;
•	ease of use;
•	price;
•	insurance and other reimbursement coverage;
•	distribution;
•	marketing; and
•	adaptability to various modes of dosing.

Any other products we market in the future will also compete with products offered by our competitors. If our competitors introduce data that show improved characteristics of their products, improve or increase their marketing efforts or simply lower the price of their products, sales of our products could decrease. We also cannot be certain that any products we may develop in the future will compare favorably to products offered by our competitors or that our existing or future products will compare favorably to any new products that are developed by our competitors. Our ability to be competitive also depends upon our ability to attract and retain qualified personnel, to obtain patent protection or otherwise develop proprietary products or processes and to secure sufficient capital resources for the substantial period that it takes to develop a product.

Government Regulation

Our operations and activities are subject to extensive regulation by numerous government authorities in the United States and other countries. In the United States, drugs are subject to rigorous regulation by the United States Food and Drug Administration (“FDA”). The Federal Food, Drug and Cosmetic Act and other federal and state statutes and regulations govern the testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of our products. As a result of these regulations, product development and the product approval process is very expensive and time consuming.

The FDA must approve a drug before it can be sold in the United States. The general process for this approval is as follows:

Preclinical Testing

Before we can test a drug candidate in humans, we must study the drug in laboratory experiments and in animals to generate data to support the drug’s potential safety and benefits. We submit this data to the FDA in an investigational new drug application (IND) seeking their approval to test the compound in humans.

Clinical Trials

If the FDA accepts the investigational new drug application, we study the drug in human clinical trials to determine if the drug is safe and effective. These clinical trials involve three separate phases that often overlap, can take many years to compile and are very expensive. These three phases, which are themselves subject to considerable regulation, are as follows:

s       Phase 1. The drug is given to a small number of healthy human subjects or patients to test for safety, dose tolerance, pharmacokinetics, metabolism, distribution and excretion.

s       Phase 2. The drug is given to a limited patient population to determine the effect of the drug in treating the disease, the best dose of the drug, and the possible side effects and safety risks of the drug.

s       Phase 3. If a compound appears to be effective and safe in Phase 2 clinical trials, Phase 3 clinical trials are commenced to confirm those results. Phase 3 clinical trials are long-term, involve a significantly larger population, are conducted at numerous sites in different geographic regions and are carefully designed to provide reliable and conclusive data regarding the safety and benefits of a drug. It is not uncommon for a drug that appears promising in Phase 2 clinical trials to fail in the more rigorous and reliable Phase 3 clinical trials.

FDA Approval Process

If we believe that the data from the Phase 3 clinical trials show an adequate level of safety and effectiveness, we will file a new drug application (NDA) with the FDA seeking approval to sell the drug for a particular use. The FDA will review the NDA and often will hold a public hearing where an independent advisory committee of expert advisors asks additional questions regarding the drug. This committee makes a recommendation to the FDA that is not binding on the FDA but is generally followed. If the FDA agrees that the compound has met the required level of safety and effectiveness for a particular use, it will allow us to sell the drug in the United States for that use. It is not unusual, however, for the FDA to reject an application because it believes that the drug is not safe enough or effective enough or because it does not believe that the data submitted is reliable or conclusive.

At any point in this process, the development of a drug could be stopped for a number of reasons including safety concerns and lack of treatment benefit. We cannot be certain that any clinical trials that we are currently conducting, or any that we conduct in the future, will be completed successfully or within any specified time period. We may choose, or the FDA may require us, to delay or suspend our clinical trials at any time if it appears that the patients are being exposed to an unacceptable health risk or if the drug candidate does not appear to have sufficient treatment benefit.

The FDA may also require us to complete additional testing, provide additional data or information, improve our manufacturing processes, procedures or facilities or may require extensive post-marketing testing and surveillance to monitor the safety or benefits of our product candidates if it determines that our new drug application does not contain adequate evidence of the safety and benefits of the drug. In addition, even if the FDA approves a drug, it could limit the uses of the drug. The FDA can withdraw approvals if it does not believe that we are complying with regulatory standards or if problems are uncovered or occur after approval.

In addition to obtaining FDA approval for each drug, we obtain FDA approval of the manufacturing facilities for any drug we sell, including those of companies who manufacture our drugs for us as well as our own and these facilities are subject to periodic inspections by the FDA. The FDA must also approve foreign establishments that manufacture products to be sold in the United States and these facilities are subject to periodic regulatory inspection.

We believe that HiviCide-I may be eligible for fast track designation, and we plan to pursue this possibility. Fast Track products designation may be given to drugs that treat serious or life-threatening diseases and conditions that are not adequately addressed by existing drugs by the FDA and such drugs may be eligible for accelerated six-month review and accelerated approval. Drugs receiving such accelerated approval must be monitored in post-marketing clinical trials in order to confirm the safety and benefits of the drug.

We are also subject to other federal, state and local regulations regarding workplace safety and protection of the environment. We use hazardous materials, chemicals, viruses and various radioactive compounds in our research and development activities and cannot eliminate the risk of accidental contamination or injury from these materials. Any misuse or accidents involving these materials could lead to significant litigation, fines and penalties.

Drugs are also subject to extensive regulation outside of the United States. In the European Union, there is a centralized approval procedure that authorizes marketing of a product in all countries in the European Union (which includes most major countries in Europe). If this procedure is not used, under a decentralized system, an approval in one country of the European Union can be used to obtain approval in another country of the European Union under a simplified application process at present. After approval under the centralized procedure, pricing and reimbursement approvals are also required in most countries. These procedures are undergoing revision and modification at present. We have never received approval for a product in the European Union to date.

Pricing and Reimbursement

Insurance companies, health maintenance organizations (HMOs), other third-party payers and federal and state governments seek to limit the amount we can charge for our drugs. For example, in certain foreign markets, pricing negotiations are often required to obtain approval of a product, and in the United States there have been, and we expect that there will continue to be, a number of federal and state proposals to implement drug price control. In addition, managed care organizations are becoming more common in the United States and will continue to seek lower drug prices. The announcement of these proposals or efforts can cause our stock price to decrease, and if these proposals are adopted, our revenues could decrease.

Our ability to sell our drugs also depends on the availability of reimbursement from governments and private insurance companies. Governments and insurance companies often demand rebates or predetermined discounts from list prices. We expect that products we are developing, particularly for HIV/AIDS indications, will be subject to reimbursement issues. We cannot be certain that any of our products that obtain regulatory approval will be reimbursed by governments or insurance companies.

Regulatory approval of prices is required in most foreign countries. Certain countries will condition their approval of a product on the agreement of the seller not to sell that product for more than a certain price in that country and in the past have required price reductions after or in connection with product approval. Certain foreign countries also require that the price of an approved product be reduced after that product has been marketed for a period of time. We cannot be certain that regulatory authorities in the future will not establish lower prices or that any regulatory action reducing the price of our products in any one country will not have the practical effect of requiring us to reduce our prices in other countries. Some European governments, notably Germany and Italy, have implemented, or are considering, legislation that would require pharmaceutical companies to sell their products subject to reimbursement at a mandatory discount. Such mandatory discounts would reduce the revenue we receive from our drug sales. In certain developing countries that are significantly affected by HIV and AIDS, parallel importing and generic competition, whether legal or not, may occur and adversely affect revenues from sales of or market share of HiviCide drugs.

Employees

As of September 30, 2006, the Company had five full time employees. The Company has subcontracted research and development (“R&D”) to TheraCour . We believe that we have good relations with our employees and subcontractors.

Reports to Security Holders

As a result of its filing of this Form 10-SB, the Company expects to become subject to the reporting obligations of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These obligations include filing an annual report under cover of Form 10-KSB, with audited financial statements, unaudited quarterly reports on Form 10-QSB and the requisite proxy statements with regard to annual shareholder meetings. The public may read and copy any materials the Company files with the Securities and Exchange Commission (the “Commission”) at the Commission’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0030. The Commission maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. Information about the Company is also available on its Web site at www.nanoviricides.com. Information included on the Web site is not part of this Form 10-SB.

Website

Our website address is www.nanoviricides.com.

We intend to make available, free of charge, through our website, all of our filings with the Commission and all amendments to these reports as soon as reasonably practicable after filing, by providing a hyperlink to the EDGAR website containing our reports.

Our Information
Our principal executive offices are located at 135 Wood St. West Haven, Connecticut 06516 and our telephone number is (203) 937-6137.

RISK FACTORS
Risk Factors

This Registration Statement contains forward-looking statements that involve risks and uncertainties. These statements can be identified by the use of forward-looking terminology such as “believes,” “expects,” “intends,” “plans,” “may,” “will,” “should,” or “anticipation” or the negative thereof or other variations thereon or comparable terminology. Actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this Registration Statement. The following risk factors should be considered carefully in addition to the other information in this Registration Statement, before purchasing any of the Company’s securities.

Risks Specific to Us

We Are A Development Stage Company With A Limited Operating History, Making It Difficult For You To Evaluate Our Business And Your Investment.

We are in the development stage and our operations and the development of our proposed products are subject to all of the risks inherent in the establishment of a new business enterprise, including but not limited to:

•	the absence of an operating history;
•	the lack of commercialized products;
•	insufficient capital;
•	expected substantial and continual losses for the foreseeable future;
•	limited experience in dealing with regulatory issues;
•	the lack of manufacturing experience and limited marketing experience;
•	an expected reliance on third parties for the development and commercialization of our proposed products;
•	a competitive environment characterized by numerous, well-established and well capitalized competitors; and
•	reliance on key personnel.

Because we are subject to these risks, you may have a difficult time evaluating our business and your investment in our company.

•	Our ability to become profitable depends primarily on the following factors:
•	our ability to obtain approval for, and if approved, to successfully commercialize our nanoviricide drug;
•	our ability to bring to market other proprietary drugs that are progressing through our development process;
•	our R&D efforts, including the timing and cost of clinical trials; and
•	our ability to enter into favorable alliances with third-parties who can provide substantial capabilities in clinical development, regulatory affairs, sales, marketing and distribution.

Even if we successfully develop and market our drug candidates, we may not generate sufficient or sustainable revenue to achieve or sustain profitability.

We Will Need To Raise Substantial Additional Capital In The Future To Fund Our Operations And We May Be Unable To Raise Such Funds When Needed And On Acceptable Terms.

We currently do not have sufficient resources to complete the development and commercialization of any of our proposed products. Therefore, we may need to raise substantial additional capital to fund our operations sometime in the future. We cannot be certain that any financing will be available when needed. If we fail to raise additional financing as we need it, we may have to delay or terminate our own product development programs or pass on opportunities to in-license or otherwise acquire new products or technologies that we believe may be beneficial to our business.

We expect to continue to spend capital on:

•	research and development programs;
•	preclinical studies and clinical trials; regulatory processes;
•	establishment of our own commercial scale manufacturing and marketing capabilities or a search for third party manufacturers and marketing partners to manufacture and market our products for us.

The amount of capital we may need will depend on many factors, including the:

•	progress, timing and scope of our research and development programs;
•	progress, timing and scope of our preclinical studies and clinical trials;
•	time and cost necessary to obtain regulatory approvals;
•
time and cost necessary to build our own manufacturing facilities and obtain the necessary  regulatory approvals for those facilities or to seek third party manufacturers to manufacture our  products for us;

•	time and cost necessary to establish our own sales and marketing capabilities or to
•	seek marketing partners to market our products for us;
•	time and cost necessary to respond to technological and market developments;
•	changes made or new developments in our existing collaborative, licensing and
•	other commercial relationships; and
•	new collaborative, licensing and other commercial relationships that we may establish.

Our fixed expenses, such as rent, license payments and other contractual commitments, may increase in the future, as we may:

•	enter into leases for new facilities and capital equipment;
•	enter into additional licenses and collaborative agreements; and
•	incur additional expenses associated with being a public company.

Development of pharmaceutical products is a time-consuming process, subject to a number of factors, many of which are outside of our control. Consequently, we can provide no assurance of the successful and timely development of new drugs.

Our drug candidates are in their developmental stage. Further development and extensive testing will be required to determine their technical feasibility and commercial viability. Our success will depend on our ability to achieve scientific and technological advances and to translate such advances into reliable, commercially competitive drugs on a timely basis. Drugs that we may develop are not likely to be commercially available for a few years. The proposed development schedules for our drug candidates may be affected by a variety of factors, including technological difficulties, proprietary technology of others, and changes in government regulation, many of which will not be within our control. Any delay in the development, introduction or marketing of our drug candidates could result either in such drugs being marketed at a time when their cost and performance characteristics would not be competitive in the marketplace or in the shortening of their commercial lives. In light of the long-term nature of our projects, the unproven technology involved and the other factors described elsewhere in “Risk Factors”, we may not be able to complete successfully the development or marketing of any drugs.

We may fail to successfully develop and commercialize our drug candidates because they:

•	are found to be unsafe or ineffective in clinical trials;
•	do not receive necessary approval from the FDA or foreign regulatory agencies;
•	fail to conform to a changing standard of care for the diseases they seek to treat; or
•	are less effective or more expensive than current or alternative treatment methods.

Drug development failure can occur at any stage of clinical trials and as a result of many factors and there can be no assurance that we or our collaborators will reach our anticipated clinical targets. Even if we or our collaborators complete our clinical trials, we do not know what the long-term effects of exposure to our drug candidates will be. Furthermore, our drug candidates may be used in combination with other treatments and there can be no assurance that such use will not lead to unique safety issues. Failure to complete clinical trials or to prove that our drug candidates are safe and effective would have a material adverse effect on our ability to generate revenue and could require us to reduce the scope of or discontinue our operations.

We must comply with significant and complex government regulations, compliance with which may delay or prevent the commercialization of our drug candidates.

The R&D, manufacture and marketing of drug candidates are subject to regulation, primarily by the FDA in the United States and by comparable authorities in other countries. These national agencies and other federal, state, local and foreign entities regulate, among other things, R&D activities (including testing in primates and in humans) and the testing, manufacturing, handling, labeling, storage, record keeping, approval, advertising and promotion of the products that we are developing. Noncompliance with applicable requirements can result in various adverse consequences, including approval delays or refusals to approve drug licenses or other applications, suspension or termination of clinical investigations, revocation of approvals previously granted, fines, criminal prosecution, recalls or seizures of products, injunctions against shipping drugs and total or partial suspension of production and/or refusal to allow a company to enter into governmental supply contracts.

The process of obtaining FDA approval has historically been costly and time consuming. Current FDA requirements for a new human drug or biological product to be marketed in the United States include: (1) the successful conclusion of pre-clinical laboratory and animal tests, if appropriate, to gain preliminary information on the product’s safety; (2) filing with the FDA of an IND application to conduct human clinical trials for drugs or biologics; (3) the successful completion of adequate and well-controlled human clinical investigations to establish the safety and efficacy of the product for its recommended use; and (4) filing by a company and acceptance and approval by the FDA of a New Drug Application, or NDA, for a drug product or a biological license application, or BLA, for a biological product to allow commercial distribution of the drug or biologic. A delay in one or more of the procedural steps outlined above could be harmful to us in terms of getting our drug candidates through clinical testing and to market.

The FDA reviews the results of the clinical trials and may order the temporary or permanent discontinuation of clinical trials at any time if it believes the drug candidate exposes clinical subjects to an unacceptable health risk. Investigational drugs used in clinical studies must be produced in compliance with current good manufacturing practice, or GMP, rules pursuant to FDA regulations.

Sales outside the United States of products that we develop will also be subject to regulatory requirements governing human clinical trials and marketing for drugs and biological products and devices. The requirements vary widely from country to country, but typically the registration and approval process takes several years and requires significant resources. In most cases, even if the FDA has not approved a product for sale in the United States, the product may be exported to any country if it complies with the laws of that country and has valid marketing authorization by the appropriate authority. There are specific FDA regulations that govern this process.

We also are subject to the following risks and obligations, related to the approval of our products:

•	The FDA or foreign regulators may interpret data from pre-clinical testing and clinical trials in different ways than we interpret them.
•
If regulatory approval of a product is granted, the approval may be limited to specific indications or limited with respect to its distribution. In addition, many foreign countries control pricing and coverage under their respective national social security systems.

•	The FDA or foreign regulators may not approve our manufacturing processes or manufacturing facilities.
•	The FDA or foreign regulators may change their approval policies or adopt new regulations.
•
Even if regulatory approval for any product is obtained, the marketing license will be subject to continual review, and newly discovered or developed safety or effectiveness data may result in suspension or revocation of the marketing license.

•
If regulatory approval of the product candidate is granted, the marketing of that product would be subject to adverse event reporting requirements and a general prohibition against promoting products for unapproved or “off-label” uses.

•
In some foreign countries, we may be subject to official release requirements that require each batch of the product we produce to be officially released by regulatory authorities prior to its distribution by us.

•	We will be subject to continual regulatory review and periodic inspection and approval of manufacturing modifications, including compliance with current GMP regulations.

We can provide no assurance that our drug candidates will obtain regulatory approval or that the results of clinical studies will be favorable.

The testing, marketing and manufacturing of any product for use in the United States will require approval from the FDA. We cannot predict with any certainty the amount of time necessary to obtain such FDA approval and whether any such approval will ultimately be granted Preclinical and clinical trials may reveal that one or more products are ineffective or unsafe, in which event further development of such products could be seriously delayed or terminated. Moreover, obtaining approval for certain products may require testing on human subjects of substances whose effects on humans are not fully understood or documented. Delays in obtaining FDA or any other necessary regulatory approvals of any proposed drug and failure to receive such approvals would have an adverse effect on the drug’s potential commercial success and on our business, prospects, financial condition and results of operations. In addition, it is possible that a proposed drug may be found to be ineffective or unsafe due to conditions or facts that arise after development has been completed and regulatory approvals have been obtained. In this event, we may be required to withdraw such proposed drug from the market. To the extent that our success will depend on any regulatory approvals from government authorities outside of the United States that perform roles similar to that of the FDA, uncertainties similar to those stated above will also exist.

Even if we obtain regulatory approvals, our marketed drug candidates will be subject to ongoing regulatory review. If we fail to comply with continuing U.S. and foreign regulations, we could lose our approvals to market these drugs and our business would be seriously harmed.

Following any initial regulatory approval of any drugs we may develop, we will also be subject to continuing regulatory review, including the review of adverse experiences and clinical results that are reported after our drug candidates are made commercially available. This would include results from any post-marketing tests or vigilance required as a condition of approval. The manufacturer and manufacturing facilities we use to make any of our drug candidates will also be subject to periodic review and inspection by the FDA. The discovery of any previously unknown problems with the drug, manufacturer or facility may result in restrictions on the drug or manufacturer or facility, including withdrawal of the drug from the market. If we are required to withdraw all or more of our drugs from the market, we may be unable to continue revenue generating operations. We do not have, and currently do not intend to develop, the ability to manufacture material for our clinical trials or on a commercial scale. Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured drugs ourselves, including reliance on the third-party manufacturer for regulatory compliance. Our drug promotion and advertising is also subject to regulatory requirements and continuing FDA review.

Development of our drug candidates requires a significant investment in R&D. Our R&D expenses in turn, are subject to variation based on a number of factors, many of which are outside of our control. A sudden or significant increase in our R&D expenses could materially and adversely impact our results of operations.

Because we expect to expend substantial resources on R&D, our success depends in large part on the results as well as the costs of our R&D. A failure in our R&D efforts or substantial increase in our R&D expenses would adversely affect our results of operations. R&D expenditures are uncertain and subject to much fluctuation. Factors affecting our R&D expenses include, but are not limited to:

•	the number and outcome of clinical studies we are planning to conduct; for example, our R&D expenses may increase based on the number of late-stage clinical studies that we may be required to conduct;
•
the number of drugs entering into development from late-stage research; for example, there is no guarantee that internal research efforts will succeed in generating sufficient data for us to make a positive development decision or that an external candidate will be available on terms acceptable to us, and some promising candidates may not yield sufficiently positive pre-clinical results to meet our stringent development criteria;

•
licensing activities, including the timing and amount of related development funding or milestone payments; for example, we may enter into agreements requiring us to pay a significant up-front fee for the purchase of in-process R&D that we may record as R&D expense; or

•	future levels of revenue; R&D as a percentage of future potential revenues can fluctuate with the changes in future levels of revenue and lower revenues can lead to less spending on R&D efforts.

We are subject to numerous risks inherent in conducting clinical trials any of which could delay or prevent us from developing or commercializing our drug candidates

Before obtaining required regulatory approvals for the commercial sale of any of our drug candidates, we must demonstrate through pre-clinical testing and clinical trials that our drug candidates are safe and effective for use in humans. We must outsource our clinical trials. We have no experience in conducting clinical trials nor can we be certain that we will successfully finalize agreements for clinical trials.

Agreements with clinical investigators and medical institutions for clinical testing and with other third parties for data management services place substantial responsibilities on these parties, which could result in delays in, or termination of, our clinical trials if these parties fail to perform as expected. For example, if any of our clinical trial sites fail to comply with FDA-approved good clinical practices, we may be unable to use the data gathered at those sites. If these clinical investigators, medical institutions or other third parties do not carry out their contractual duties or obligations or fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to their failure to adhere to our clinical protocols or for other reasons, our clinical trials may be extended, delayed or terminated, and we may be unable to obtain regulatory approval for or successfully commercialize our drug candidates.

We or regulators may suspend or terminate our clinical trials for a number of reasons. We may voluntarily suspend or terminate our clinical trials if at any time we believe that they present an unacceptable risk to the patients enrolled in our clinical trials. In addition, regulatory agencies may order the temporary or permanent discontinuation of our clinical trials at any time if they believe that the clinical trials are not being conducted in accordance with applicable regulatory requirements or that they present an unacceptable safety risk to the patients enrolled in our clinical trials.

Our clinical trial operations will be subject to regulatory inspections at any time. If regulatory inspectors conclude that we or our clinical trial sites are not in compliance with applicable regulatory requirements for conducting clinical trials, we may receive reports of observations or warning letters detailing deficiencies, and we will be required to implement corrective actions. If regulatory agencies deem our responses to be inadequate, or are dissatisfied with the corrective actions that we or our clinical trial sites have implemented, our clinical trials may be temporarily or permanently discontinued, we may be fined, we or our investigators may be precluded from conducting any ongoing or any future clinical trials, the government may refuse to approve our marketing applications or allow us to manufacture or market our drug candidates or we may be criminally prosecuted. If we are unable to complete clinical trials and have our products approved due to our failure to comply with regulatory requirements, we will be unable to commence revenue generating operations.

Efforts of government and third-party payors to contain or reduce the costs of health care may adversely affect our revenues.

Our ability to earn sufficient returns on our drug candidates may depend in part on the extent to which government health administration authorities, private health coverage insurers and other organizations will provide reimbursement for the costs of such drugs and related treatments. Significant uncertainty exists as to the reimbursement status of newly approved health care drugs, and we do not know whether adequate third-party coverage will be available for our drug candidates. If our current and proposed drugs are not considered cost-effective, reimbursement to the consumers may not be available or sufficient to allow us to sell drugs on a competitive basis. The failure of the government and third-party payors to provide adequate coverage and reimbursement rates for our drug candidates could adversely affect the market acceptance of our drug candidates, our competitive position and our financial performance.

If we fail to comply with applicable continuing regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approval, product recalls and seizures, operating restrictions and criminal prosecutions.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information. Disclosure of our trade secrets or proprietary information could compromise any competitive advantage that we have.

We depend upon confidentiality agreements with our officers, employees, consultants, and subcontractors to maintain the proprietary nature of the technology. These measures may not afford us sufficient or complete protection, and may not afford an adequate remedy in the event of an unauthorized disclosure of confidential information. In addition, others may independently develop technology similar to ours, otherwise avoiding the confidentiality agreements, or produce patents that would materially and adversely affect our business, prospects, financial condition, and results of operations.

We will rely upon licensed patents to protect our technology. We may be unable to obtain or protect such intellectual property rights, and we may be liable for infringing upon the intellectual property rights of others.

Our ability to compete effectively will depend on our ability to maintain the proprietary nature of our technologies and the proprietary technology of others with which we have entered into licensing agreements. We have exclusively licensed patent applications from TheraCour Pharma, Inc and expect to file patents of our own in the coming years. There can be no assurance that any of these patent applications will ultimately result in the issuance of a patent with respect to the technology owned by us or licensed to us. The patent position of pharmaceutical or biotechnology companies, including ours, is generally uncertain and involves complex legal and factual considerations. The standards that the United States Patent and Trademark Office use to grant patents are not always applied predictably or uniformly and can change. There is also no uniform, worldwide policy regarding the subject matter and scope of claims granted or allowable in pharmaceutical or biotechnology patents. Accordingly, we do not know the degree of future protection for our proprietary rights or the breadth of claims that will be allowed in any patents issued to us or to others. Further, we rely on a combination of trade secrets, know-how, technology and nondisclosure, and other contractual agreements and technical measures to protect our rights in the technology. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor, our business and financial condition could be materially adversely affected.

We do not believe that any of the drug candidates we are currently developing infringe upon the rights of any third parties nor are they infringed upon by third parties; however, there can be no assurance that our technology will not be found in the future to infringe upon the rights of others or be infringed upon by others. In such a case, others may assert infringement claims against us, and should we be found to infringe upon their patents, or otherwise impermissibly utilize their intellectual property, we might be forced to pay damages, potentially including treble damages, if we are found to have willfully infringed on such parties’ patent rights. In addition to any damages we might have to pay, we may be required to obtain licenses from the holders of this intellectual property, enter into royalty agreements, or redesign our drug candidates so as not to utilize this intellectual property, each of which may prove to be uneconomical or otherwise impossible. Conversely, we may not always be able to successfully pursue our claims against others that infringe upon our technology and the technology exclusively licensed from the TheraCour Pharma Inc. Thus, the proprietary nature of our technology or technology licensed by us may not provide adequate protection against competitors.

Moreover, the cost to us of any litigation or other proceeding relating to our patents and other intellectual property rights, even if resolved in our favor, could be substantial, and the litigation would divert our management’s efforts. Uncertainties resulting from the initiation and continuation of any litigation could limit our ability to continue our operations.

Other companies or organizations may assert patent rights that prevent us from developing and commercializing our drug candidates.

We are in a relatively new scientific field that has generated many different patent applications from organizations and individuals seeking to obtain important patents in the field. Because the field is so new, very few of these patent applications have been fully processed by government patent offices around the world, and there is a great deal of uncertainty about which patents will issue, when, to whom, and with what claims. It is likely that there will be significant litigation and other proceedings, such as interference proceedings in various patent offices, relating to patent rights in the field. Others may attempt to invalidate our patents or other intellectual property rights. Even if our rights are not directly challenged, disputes among third parties could lead to the weakening or invalidation of those intellectual property rights.

Thus, it is possible that one or more organizations will hold patent rights to which we will need a license. Any license required under any patent may not be made available on commercially acceptable terms, if at all. In addition, such licenses are likely to be non-exclusive and, therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license and are unable to design around a patent, we may be unable to effectively market some of our technology and drug candidates, which could limit our ability to generate revenues or achieve profitability and possibly prevent us from generating revenue sufficient to sustain our operations.

We are dependent upon our license agreement with TheraCour Pharma Inc. If we lose the right to utilize any of the proprietary information that is the subject of the TheraCour Pharma license agreement or any other third-party proprietary technology on which we depend, we may incur substantial delays and costs in development of our drug candidates.

The manufacture and sale of any products developed by us may involve the use of processes, products or information, the rights to certain of which are owned by others. Although we may obtain licenses with regard to the use of such processes, products and information of others, we cannot assure you that such licenses will not be terminated or expire during critical periods, that we will be able to obtain licenses for other rights that may be important to us, or, if obtained, that such licenses will be obtained on commercially reasonable terms. While we have no reason to believe that our licenses will be terminated and our material licenses have no definitive expiration date, such licenses may be terminated if we breach certain material provisions and fail to cure the breach in a certain period of time. If we are unable to maintain and/or obtain third-party licenses, we may have to develop alternatives to avoid infringing upon the patents of others, potentially causing increased costs and delays in drug development and introduction or preclude the development, manufacture, or sale of planned products. Additionally, we can provide no assurance that the patents underlying any licenses will be valid and enforceable. To the extent any drugs developed by us are based on licensed technology, royalty payments on the licenses will reduce our gross profit from drug sales and may render the sales of such drugs uneconomical.

We do not have any facilities appropriate for pre-clinical or clinical testing, we lack manufacturing experience and we have no sales and marketing personnel. We will, therefore, be dependent upon others for our clinical testing, manufacturing, sales and marketing.

Our current facilities do not include accommodation for the testing of our proposed products in animals to determine their harmful effects and uses and physiological effects or in humans for the clinical testing required by the FDA. We do not have a manufacturing facility that can be used for full-scale production of our products. In addition, at this time, we do not have any sales and marketing personnel. In the course of our development program, we will therefore be required to enter into arrangements with other companies or universities for our animal testing, human clinical testing, manufacturing, and sales and marketing activities. If we are unable to retain third parties for these purposes on acceptable terms, we may be unable to successfully develop, manufacture and market our proposed products. In addition, any failures by third parties to adequately perform their responsibilities may delay the submission of our proposed products for regulatory approval, impair our ability to deliver our products on a timely basis or otherwise impair our competitive position. Our dependence on third parties for the development, manufacture, sale and marketing of our products may also adversely affect our profit margins.

We will not be able to sell our products if we or our third party manufacturers fail to comply with manufacturing regulations.

Before we can begin selling our products, we must obtain regulatory approval of our manufacturing facility and process or the manufacturing facility and process of the third party or parties with whom we may outsource our manufacturing activities. In addition, the manufacture of our products must comply with the FDA's current Good Manufacturing Practices regulations, commonly known as GMP regulations. The GMP regulations govern quality control and documentation policies and procedures. Our manufacturing facilities, if any in the future, and the manufacturing facilities of our third party manufacturers will be continually subject to inspection by the FDA and other state, local and foreign regulatory authorities, before and after product approval. We cannot guarantee that we, or any potential third party manufacturer of our products, will be able to comply with the GMP regulations or other applicable manufacturing regulations.

We license our core technology from a third party and we are dependent upon them as they have exclusive development rights

The Company has entered into a License and Development agreement with TheraCour Pharma, Inc. (“TheraCour”) (a 35% shareholder of the Company’s Common Stock) whereby TheraCour has exclusive rights to develop exclusively for us, the nanoviricide materials the core drugs of our planned business. TheraCour is a development stage company with limited financial resources and needs the Company’s progress payments to further the development of the nanoviricides. See Also Item 7. Certain Relationships and Related Transactions.

We depend on TheraCour and other third parties to perform manufacturing activities effectively and on a timely basis. If these third parties fail to perform as required, this could impair our ability to deliver our products on a timely basis or cause delays in our clinical trials and applications for regulatory approval, and these events could harm our competitive position. The manufacturing process for pharmaceutical products is highly regulated, and regulators may shut down manufacturing facilities that they believe do not comply with regulations. We and our manufacturers are subject to the FDA’s current Good Manufacturing Practices, which are extensive regulations governing manufacturing processes, stability testing, record-keeping and quality standards and similar regulations are in effect in other countries. In addition, our manufacturing operations are subject to routine inspections by regulatory agencies.

Our collaborative relationships with third parties could cause us to expend significant resources and incur substantial business risk with no assurance of financial return.

We anticipate substantial reliance upon strategic collaborations for marketing and the commercialization of our drug candidates and we may rely even more on strategic collaborations for R&D of our other drug candidates. Our business depends on our ability to sell drugs to both government agencies and to the general pharmaceutical market. Offering our drug candidates for non-medical applications to government agencies does not require us to develop new sales, marketing or distribution capabilities beyond those already existing in the company. Selling antiviral drugs, however, does require such development. We plan to sell antiviral drugs through strategic partnerships with pharmaceutical companies. If we are unable to establish or manage such strategic collaborations on terms favorable to us in the future, our revenue and drug development may be limited. To date, we have not entered into any strategic collaborations with third parties capable of providing these services. In addition, we have not yet marketed or sold any of our drug candidates or entered into successful collaborations for these services in order to ultimately commercialize our drug candidates.

If we determine to enter into R&D collaborations during the early phases of drug development, our success will in part depend on the performance of our research collaborators. We will not directly control the amount or timing of resources devoted by our research collaborators to activities related to our drug candidates. Our research collaborators may not commit sufficient resources to our programs. If any research collaborator fails to commit sufficient resources, our preclinical or clinical development programs related to this collaboration could be delayed or terminated. Also, our collaborators may pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with us. Finally, if we fail to make required milestone or royalty payments to our collaborators or to observe other obligations in our agreements with them, our collaborators may have the right to terminate those agreements.

Manufacturers producing our drug candidates must follow current GMP regulations enforced by the FDA and foreign equivalents. If a manufacturer of our drug candidates does not conform to the current GMP regulations and cannot be brought up to such a standard, we will be required to find alternative manufacturers that do conform. This may be a long and difficult process, and may delay our ability to receive FDA or foreign regulatory approval of our drug candidates and cause us to fall behind on our business objectives.

Establishing strategic collaborations is difficult and time-consuming. Our discussion with potential collaborators may not lead to the establishment of collaborations on favorable terms, if at all. Potential collaborators may reject collaborations based upon their assessment of our financial, regulatory or intellectual property position. Even if we successfully establish new collaborations, these relationships may never result in the successful development or commercialization of our drug candidates or the generation of sales revenue. To the extent that we enter into collaborative arrangements, our drug revenues are likely to be lower than if we directly marketed and sold any drugs that we may develop.

Management of our relationships with our collaborators will require:

•	significant time and effort from our management team;
•	coordination of our marketing and R&D programs with the marketing and R&D priorities of our collaborators; and
•	effective allocation of our resources to multiple projects.

As a consequence of our business, we are inherently at risk for product liability claims against us. If our insurance coverage for those claims is inadequate, we may incur substantial liabilities.

We face an inherent risk of product liability exposure related to the testing of our drug candidates in human clinical trials and will face an even greater risk if the drug candidates are sold commercially or otherwise distributed. An individual may bring a liability claim against us if one of the drug candidates causes, or merely appears to have caused, an injury. We do not believe the absence of certain typical regulatory requirements such as Phase II or Phase III testing will limit or diminish our potential liability exposure. If we cannot successfully defend ourselves against the product liability claim, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for our drug candidates;
•	injury to our reputation;
•	withdrawal of clinical trial participants;
•	costs of related litigation;
•	diversion of our management’s time and attention;
•	substantial monetary awards to patients or other claimants;
•	loss of revenues;
•	the inability to commercialize drug candidates; and
•	increased difficulty in raising required additional funds in the private and public capital markets.

We currently do not have product liability insurance. We intend to obtain insurance coverage and to expand such coverage to include the sale of commercial drugs if marketing approval is obtained for any of our drug candidates. However, insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost and we may not be able to obtain insurance coverage that will be adequate to satisfy any liability that may arise.

We employ the use at our laboratories of certain chemical and biological agents and compounds that may be deemed hazardous and we are therefore subject to various environmental laws and regulations. Compliance with these laws and regulations may result in significant costs, which could materially reduce our ability to become profitable.

We use hazardous materials, including chemicals and biological agents and compounds that could be dangerous to human health and safety or the environment. As appropriate, we safely store these materials and wastes resulting from their use at our laboratory facility pending their ultimate use or disposal. We contract with a third party to properly dispose of these materials and wastes. We are subject to a variety of federal, state and local laws and regulations governing the use, generation, manufacture, storage, handling and disposal of these materials and wastes. We may incur significant costs complying with environmental laws and regulations adopted in the future.

If we use biological and hazardous materials in a manner that causes injury, we may be liable for damages.

Our R&D and manufacturing activities will involve the use of biological and hazardous materials. Although we believe our safety procedures for handling and disposing of these materials comply with federal, state and local laws and regulations, we cannot entirely eliminate the risk of accidental injury or contamination from the use, storage, handling or disposal of these materials. We carry limited biological or hazardous waste insurance coverage, workers compensation or property and casualty and general liability insurance policies, which include coverage for damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or penalized with fines in an amount exceeding our resources and insurance coverages, and our clinical trials or regulatory approvals could be suspended.

With our limited resources, we may be unable to effectively manage growth.

As of the date of this filing, we have 5 employees and several consultants and independent contractors. We intend to expand our operations and staff materially. Our new employees will include a number of key managerial, technical, financial, R&D and operations personnel who will not have been fully integrated into our operations. We expect the expansion of our business to place a significant strain on our limited managerial, operational and financial resources. We will be required to expand our operational and financial systems significantly and to expand, train and manage our work force in order to manage the expansion of our operations. Our failure to fully integrate our new employees into our operations could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may not be able to attract and retain highly skilled personnel.

Our ability to attract and retain highly skilled personnel is critical to our operations and expansion. We face competition for these types of personnel from other pharmaceutical companies and more established organizations, many of which have significantly larger operations and greater financial, technical, human and other resources than us. We may not be successful in attracting and retaining qualified personnel on a timely basis, on competitive terms, or at all. If we are not successful in attracting and retaining these personnel, our business, prospects, financial condition and results of operations will be materially and adversely affected.

We depend upon our senior management and key consultants and their loss or unavailability could put us at a competitive disadvantage.

We currently depend upon the efforts and abilities of our management team, as well as the services of several key consultants. The loss or unavailability of the services of any of these individuals for any significant period of time could have a material adverse effect on our business, prospects, financial condition and results of operations. We have not obtained, do not own, nor are we the beneficiary of, key-person life insurance.

Political or social factors may delay or impair our ability to market our drug candidates.

Drugs developed to treat diseases caused by or to combat the threat of bio-terrorism will be subject to changing political and social environments. The political and social responses to bio-terrorism have been highly charged and unpredictable. Political or social pressures may delay or cause resistance to bringing our drug candidates to market or limit pricing of our drug candidates, which would harm our business. Changes to favorable laws, such as the Project BioShield Act, could have a material adverse effect on our ability to generate revenue and could require us to reduce the scope of or discontinue our operations.

There are conflicts of interest among our officers, directors and stockholders.

Certain of our executive officers and directors and their affiliates are engaged in other activities and have interests in other entities on their own behalf or on behalf of other persons. Neither we nor any of our stockholders will have any rights in these ventures or their income or profits. In particular:

•	Our executive officers or directors or their affiliates may have an economic interest in, or other business relationship with, partner companies that invest in us.
•	Our executive officers or directors or their affiliates have interests in entities that provide products or services to us.

In any of these cases:

•	Our executive officers or directors may have a conflict between our current interests and their personal financial and other interests in another business venture.
•	Our executive officers or directors may have conflicting fiduciary duties to us and the other entity.
•
The terms of transactions with the other entity may not be subject to arm’s length negotiations and therefore may be on terms less favorable to us than those that could be procured through arm’s length negotiations.

We may enter into contracts with various U.S. government agencies. which have special contracting requirements that give the government agency various rights or impose on the other party various obligations that can make the contracts less favorable to the non-government party. Consequently, if a large portion of our revenue is attributable to these contracts, our business may be adversely affected should the governmental parties exercise any of these additional rights or impose any of these additional obligations.

We intend to enter into contracts with various U.S. government agencies. Substantially all of our revenue may be derived from government contracts and grants. In contracting with government agencies, we will be subject to various federal contract requirements. Future sales to U.S. government agencies will depend, in part, on our ability to meet these requirements, certain of which we may not be able to satisfy.

U.S. government contracts typically contain unfavorable termination provisions and are subject to audit and modification by the government at its sole discretion, which subjects us to additional risks. These risks include the ability of the U.S. government to unilaterally:

•	suspend or prevent us for a set period of time from receiving new contracts or extending existing contracts based on violations or suspected violations of laws or regulations;
•	terminate our existing contracts;
•	reduce the scope and value of our existing contracts;
•	audit and object to our contract-related costs and fees, including allocated indirect costs;
•	control and potentially prohibit the export of our drug candidates; and
•	change certain terms and conditions in our contracts.

The U.S. government may terminate any of its contracts with us either for its convenience or if we default by failing to perform in accordance with the contract schedule and terms. Termination for convenience provisions generally enable us to recover only our costs incurred or committed, and settlement expenses and profit on the work completed prior to termination. Termination for default provisions do not permit these recoveries and make us liable for excess costs incurred by the U.S. government in procuring undelivered items from another source.

As a U.S. government contractor, we may become subject to periodic audits and reviews. Based on the results of these audits, the U.S. government may adjust our contract-related costs and fees, including allocated indirect costs. As part of any such audit or review, the U.S. government may review the adequacy of, and our compliance with, our internal control systems and policies, including those relating to our purchasing, property, compensation and/or management information systems. In addition, if an audit or review uncovers any improper or illegal activity, we may be subject to civil and criminal penalties and administrative sanctions, including termination of our contracts, forfeiture of profits, suspension of payments, fines and suspension or prohibition from doing business with the U.S. government. We could also suffer serious harm to our reputation if allegations of impropriety were made against us. In addition, under U.S. government purchasing regulations, some of our costs, including most financing costs, amortization of intangible assets, portions of our R&D costs and some marketing expenses, may not be reimbursable or allowed under our contracts. Further, as a U.S. government contractor, we may become subject to an increased risk of investigations, criminal prosecution, civil fraud, whistleblower lawsuits and other legal actions and liabilities to which purely private sector companies are not.

We may fail to obtain contracts to supply the U.S. government, and we may be unable to commercialize our drug candidates.

The U.S. government has undertaken commitments to help secure improved countermeasures against bio-terrorism. The process of obtaining government contracts is lengthy and uncertain, and we must compete for each contract. Moreover, the award of one government contract does not necessarily secure the award of future contracts covering the same drug. If the U.S. government makes significant future contract awards for the supply of its emergency stockpile to our competitors, our business will be harmed and it is unlikely that we will be able to ultimately commercialize our competitive drug candidate.

In addition, the determination of when and whether a drug is ready for large scale purchase and potential use will be made by the government through consultation with a number of government agencies, including the FDA, the NIH, the CDC and the Department of Homeland Security. Congress has approved measures to accelerate the development of bio-defense drugs through NIH funding, the review process by the FDA and the final government procurement contracting authority. While this may help speed the approval of our drug candidates, it may also encourage competitors to develop their own drug candidates.

The market for government stockpiling of H5N1 medicines is fairly new and uncertain.

At the present many governments have already stockpiled influenza medicines for H5N1. We cannot predict with certainty the size of the market, if any. Consequently, we cannot predict whether sales, if any, to governments will be sufficient to fund our business plan and commence revenue generating operations.

If the U.S. government fails to continue funding bio-defense drug candidate development efforts or fails to purchase sufficient quantities of any future bio-defense drug candidate, we may be unable to generate sufficient revenues to continue operations.

We hope to receive funding from the U.S. government for the development of our bio-defense drug candidates. Changes in government budgets and agendas, however, may result in future funding being decreased and de-prioritized, and government contracts typically contain provisions that permit cancellation in the event that funds are unavailable to the government agency. Furthermore, we cannot be certain of the timing of any future funding, and substantial delays or cancellations of funding could result from protests or challenges from third parties. If the U.S. government fails to continue to adequately fund R&D programs, we may be unable to generate sufficient revenues to continue operations. Similarly, if we develop a drug candidate that is approved by the FDA, but the U.S. government does not place sufficient orders for this drug, our future business may be harmed.

Risks Related to the Biotechnology/Biopharmaceutical Industry

The biotechnology and biopharmaceutical industries are characterized by rapid technological developments and a high degree of competition. We may be unable to compete with enterprises equipped with more substantial resources than us.

The biotechnology and biopharmaceutical industries are characterized by rapid technological developments and a high degree of competition based primarily on scientific and technological factors. These factors include the availability of patent and other protection for technology and products, the ability to commercialize technological developments and the ability to obtain government approval for testing, manufacturing and marketing. We compete with specialized biopharmaceutical firms in the United States, Europe and elsewhere, as well as a growing number of large pharmaceutical companies that are applying biotechnology to their operations. Many biopharmaceutical companies have focused their development efforts in the human therapeutics area, including cancer. Many major pharmaceutical companies have developed or acquired internal biotechnology capabilities or made commercial arrangements with other biopharmaceutical companies. These companies, as well as academic institutions, government agencies and private research organizations, also compete with us in recruiting and retaining highly qualified scientific personnel and consultants. Our ability to compete successfully with other companies in the pharmaceutical field will also depend to a considerable degree on the continuing availability of capital to us.

We are aware of numerous products under development or manufactured by competitors that are used for the prevention or treatment of certain diseases we have targeted for drug development. Various companies are developing biopharmaceutical products that potentially directly compete with our drug candidates even though their approach to such treatment is different.
We expect that our drug candidates under development and in clinical trials will address major markets within the anti-viral sector. Our competition will be determined in part by the potential indications for which drugs are developed and ultimately approved by regulatory authorities. Additionally, the timing of the market introduction of some of our potential drugs or of competitors’ products may be an important competitive factor. Accordingly, the relative speed with which we can develop drugs, complete pre-clinical testing, clinical trials, approval processes and supply commercial quantities to market are important competitive factors. We expect that competition among drugs approved for sale will be based on various factors, including product efficacy, safety, reliability, availability, price and patent protection.

The successful development of biopharmaceuticals is highly uncertain. A variety of factors including, pre-clinical study results or regulatory approvals, could cause us to abandon development of our drug candidates.
Successful development of biopharmaceuticals is highly uncertain and is dependent on numerous factors, many of which are beyond our control. Products that appear promising in the early phases of development may fail to reach the market for several reasons including:

•	pre-clinical study results that may show the product to be less effective than desired (e.g., the study failed to meet its primary objectives) or to have harmful or problematic side effects;
•
failure to receive the necessary regulatory approvals or a delay in receiving such approvals. Among other things, such delays may be caused by slow enrollment in clinical studies, length of time to achieve study endpoints, additional time requirements for data analysis or a IND and later NDA, preparation, discussions with the FDA, an FDA request for additional pre-clinical or clinical data or unexpected safety or manufacturing issues;

•	manufacturing costs, pricing or reimbursement issues, or other factors that make the product not economical; and
•	the proprietary rights of others and their competing products and technologies that may prevent the product from being commercialized.

Success in pre-clinical and early clinical studies does not ensure that large-scale clinical studies will be successful. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. The length of time necessary to complete clinical studies and to submit an application for marketing approval for a final decision by a regulatory authority varies significantly from one product to the next, and may be difficult to predict.

Risks Related to the Securities Markets and Investments in Our Common Stock

Because our common stock is traded on the "pink sheets," your ability to sell your shares in the secondary trading market may be limited.

Our common stock is currently traded on the National Quotation Bureau's "Pink Sheets" and we expect that after the effectiveness of this registration statement, our common stock will also be traded in the over-the-counter market on the OTC Electronic Bulletin Board. Consequently, the liquidity of our common stock is impaired, not only in the number of shares that are bought and sold, but also through delays in the timing of transactions, and coverage by security analysts and the news media, if any, of our company. As a result, prices for shares of our common stock may be lower than might otherwise prevail if our common stock was traded on Nasdaq or a national securities exchange.

Because our shares are "penny stocks," you may have difficulty selling them in the secondary trading market.

Federal regulations under the Securities Exchange Act of 1934 regulate the trading of so-called "penny stocks," which are generally defined as any security not listed on a national securities exchange or Nasdaq, priced at less than $5.00 per share and offered by an issuer with limited net tangible assets and revenues. Since our common stock currently trades on the "Pink Sheets" at less than $5.00 per share, our shares are "penny stocks" and may not be traded unless a disclosure schedule explaining the penny stock market and the risks associated therewith is delivered to a potential purchaser prior to any trade.

In addition, because our common stock is not listed on Nasdaq or any national securities exchange and currently trades at less than $5.00 per share, trading in our common stock is subject to Rule 15g-9 under the Securities Exchange Act. Under this rule, broker-dealers must take certain steps prior to selling a "penny stock," which steps include:

•	obtaining financial and investment information from the investor;
•	obtaining a written suitability questionnaire and purchase agreement signed by the investor; and
•	providing the investor a written identification of the shares being offered and the quantity of the shares.

If these penny stock rules are not followed by the broker-dealer, the investor has no obligation to purchase the shares. The application of these comprehensive rules will make it more difficult for broker-dealers to sell our common stock and our shareholders, therefore, may have difficulty in selling their shares in the secondary trading market.

Our stock price may be volatile and your investment in our common stock could suffer a decline in value.

The market price of our common stock may fluctuate significantly in response to a number of factors, many of which are beyond our control. These factors include:

•	progress of our products through the regulatory process;
•	results of preclinical studies and clinical trials;
•	announcements of technological innovations or new products by us or our competitors;
•	government regulatory action affecting our products or our competitors' products in both the United States and foreign countries;
•	developments or disputes concerning patent or proprietary rights;
•	general market conditions for emerging growth and pharmaceutical companies;
•	economic conditions in the United States or abroad;
•	actual or anticipated fluctuations in our operating results;
•	broad market fluctuations; and
•	changes in financial estimates by securities analysts.

A registration of a significant amount of our outstanding restricted stock may have a negative effect on the trading price of our stock.

At September 30, 2006, shareholders of the Company had approximately 90 million shares of restricted stock, or 80.3% of the outstanding common stock. If we were to file a registration statement including all of these shares, and the registration is allowed by the SEC, these shares would be freely tradable upon the effectiveness of the planned registration statement. If investors holding a significant number of freely tradable shares decide to sell them in a short period of time following the effectiveness of a registration statement, such sales could contribute to significant downward pressure on the price of our stock.

Our directors and executive officers own or control a sufficient number of shares of our common stock to control our company, which could discourage or prevent a takeover, even if an acquisition would be beneficial to our shareholders.

At September 30, 2006, our directors and executive officers own or control approximately 56% of our outstanding voting power. Accordingly, these shareholders, individually and as a group, may be able to influence the outcome of shareholder votes, involving votes concerning the election of directors, the adoption or amendment of provisions in our articles of incorporation and bylaws and the approval of certain mergers or other similar transactions, such as sales of substantially all of our assets. Such control by existing shareholders could have the effect of delaying, deferring or preventing a change in control of our company.

We do not intend to pay any cash dividends in the foreseeable future and, therefore, any return on your investment in our capital stock must come from increases in the fair market value and trading price of the capital stock.

We do not intend to pay any cash dividends in the foreseeable future and, therefore, any return on your investment in our capital stock must come from increases in the fair market value and trading price of the capital stock.

We will likely issue additional equity securities which will dilute your share ownership.

We will likely issue additional equity securities to raise capital and through the exercise of options and warrants that are outstanding or may be outstanding. These additional issuances will dilute your share ownership.

Because our common stock is traded only on the pink sheets, your ability to sell your shares in the secondary trading market may be limited.

Our common stock is traded only on the Pink Sheets. Consequently, the liquidity of our common stock is impaired, not only in the number of shares that are bought and sold, but also through delays in the timing of transactions, and coverage by security analysts and the news media, if any, of our company. As a result, prices for shares of our common stock may be different than might otherwise prevail if our common stock was quoted or traded on a national securities exchange such as the New York Stock Exchange.

Large amounts of our common stock will be eligible for resale under Rule 144.

As of September 30, 2006, 90,311,770 of 112,417,502 issued and outstanding shares of the Company’s common stock are restricted securities as defined under Rule 144 of the Securities Act of 1933, as amended (the “Act”) and under certain circumstances may be resold without registration pursuant to Rule 144.

Approximately 23,666,770 shares of our restricted shares of common stock are held by non-affiliates who may avail themselves of the public information requirements and sell their shares in accordance with Rule 144. As a result, some or all of these shares may be sold in accordance with Rule 144 potentially causing the price of the Company’s shares to decline.

In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one-year holding period may, under certain circumstances, sell within any three-month period a number of securities which does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume of the class during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of securities, without any limitation, by a person who is not an Affiliate, as such term is defined in Rule 144(a)(1), of the Company and who has satisfied a two-year holding period. Any substantial sale of the Company's common stock pursuant to Rule 144 may have an adverse effect on the market price of the Company’s shares. This filing will satisfy certain public information requirements necessary for such shares to be sold under Rule 144.

The requirements of complying with the Sarbanes-Oxley act may strain our resources and distract management

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Sarbanes-Oxley Act of 2002. the costs associated with these requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Historically, as a private company we have maintained a small accounting staff, but in order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant additional resources and management oversight will be required. This includes, among other things, retaining independent public accountants. This effort may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, we may need to hire additional accounting and financial persons with appropriate public company experience and technical accounting knowledge, and we cannot assure you that we will be able to do so in a timely fashion.

Our executive officers, directors and principal stockholders control our business and may make decisions that are not in our stockholders’ best interests.
As of September 30, 2006, our officers, directors, and principal stockholders, and their affiliates, in the aggregate, beneficially owned approximately 75% of the outstanding shares of our common stock on a fully diluted basis. As a result, such persons, acting together, have the ability to substantially influence all matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets, and to control our management and affairs. Accordingly, such concentration of ownership may have the effect of delaying, deferring or preventing a change in discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our business, even if such a transaction would be beneficial to other stockholders.

Sales of additional equity securities may adversely affect the market price of our common stock and your rights in the Company may be reduced.

We expect to continue to incur drug development and selling, general and administrative costs, and in order to satisfy our funding requirements, we may need to sell additional equity securities. The sale or the proposed sale of substantial amounts of our common stock in the public markets may adversely affect the market price of our common stock and our stock price may decline substantially. Our stockholders may experience substantial dilution and a reduction in the price that they are able to obtain upon sale of their shares. Also, any new securities issued may have greater rights, preferences or privileges than our existing common stock.

Because we will not pay cash dividends, stockholders may have to sell shares in order to realize their investment.

We have not paid any cash dividends on our common stock and do not intend to pay cash dividends on our common stock in the foreseeable future. We intend to retain future earnings, if any, for reinvestment in the development and expansion of our business. Any credit agreements, which we may enter into with institutional lenders, may restrict our ability to pay dividends. Whether we pay cash dividends in the future will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements and any other factors that the board of directors decides is relevant.

ITEM 2:  Management Discussion and Analysis of Plan of Operation

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated by the forward-looking information. Factors that may cause such differences include, but are not limited to, availability and cost of financial resources, results of our R&D efforts and clinical trials, product demand, market acceptance and other factors discussed in this Form 10-SB under the heading “Risk Factors” This managements discussion and analysis or plan of operation, should be read in conjunction with our financial statements and the related notes included elsewhere in this Form 10-SB.

Introduction

NanoViricides, Inc. was incorporated under the laws of the State of Colorado on July 25, 2000 as Edot-com.com, Inc. and was organized for the purpose of conducting internet retail sales. On April 1, 2005, Edot-com.com, Inc. was incorporated under the laws of the State of Nevada for the purpose of re-domiciling the Company as a Nevada corporation, Edot-com.com (Nevada). On April 15, 2005, the Company and Edot-com.com (Nevada) were merged and Edot-com.com, Inc., a Nevada corporation, became the surviving entity.

On June 1, 2005, the Company acquired NanoViricide, Inc., a privately owned Florida corporation (“NVI”), pursuant to an Agreement and Plan of Share Exchange (the “Exchange”). NVI was incorporated under the laws of the State of Florida on May 12, 2005 and its sole asset was comprised of a licensing agreement with TheraCour Pharma, Inc. (an approximately 35% shareholder of NVI) for rights to develop and commercialize novel and specifically targeted drugs based on TheraCour's targeting technologies, against a number of human viral diseases. Upon consummation of the Exchange, the Company adopted the business plan of NVI.

Pursuant to the terms of the Exchange, ECMM acquired NVI in exchange for an aggregate of 80,000,000 newly issued shares of ECMM common stock, resulting in an aggregate of 100,000,000 shares of ECMM common stock issued and outstanding. As a result of the Exchange, NVI became a wholly-owned subsidiary of ECMM. The ECMM shares were issued to the NVI Shareholders on a pro rata basis, on the basis of 4,000 shares of the Company’s Common Stock for each share of NVI common stock held by such NVI Shareholder at the time of the Exchange.

On June 28, 2005, NVI was merged into its parent ECMM and the separate corporate existence of NVI ceased.  Effective on the same date, EDOT-COM.COM, Inc. changed its name to NanoViricides, Inc. and its stock symbol on the Pink Sheets to “NNVC”, respectively.

For financial accounting purposes, this acquisition was a reverse acquisition of the Company by NanoViricide (NVI), under the purchase method of accounting, and was treated as a recapitalization with NanoViricide as the acquirer. Accordingly, our historical financial statements have been prepared to give retroactive effect to May 12, 2005 (date of inception), of the reverse acquisition completed on June 1, 2005, and represent the operations of NanoViricides. With the acquisition of NanoViricide, we no longer remained an inactive entity and entered the pharmaceuticals business.

The Company is considered a development stage company at this time.

Management’s Plan of Operation

The Company’s drug development business model was formed in May 2005 with a license to the patents and intellectual property held by Theracour Pharma, Inc., that enabled creation of drugs engineered specifically to combat viral diseases in humans. This exclusive license from Theracour Pharma serves as a foundation for our intellectual property. The Company was granted a worldwide exclusive perpetual license to this technology for several drugs with specific targeting mechanisms in perpetuity for the treatment of the following human viral diseases: Human Immunodeficiency Virus (HIV/AIDS), Hepatitis B Virus (HBV), Hepatitis C Virus (HCV), Herpes Simplex Virus (HSV), Influenza and Asian Bird Flu Virus.

To date, we have engaged in organizational activities; sourcing compounds and materials; and experimentation with studies on cell cultures and animals. We have generated funding through the issuances of debt and private placement of common stock.

In December 2005 we closed a $1,000,000 investment via a private placement of convertible debt to accredited investors which was converted in July 2006 into 3,333,333 shares of the Company’s common stock; in December 2005 we secured a $1,370,000 investment via a private placement to accredited investors of 2,740,000 shares of the Company’s common stock; and in June 2006 we secured a $1,875,000 investment via a private placement to accredited investors of 1,875,000 shares of the Company’s common stock. (See Part II, Item 4)

In December 2005, the Company signed a Memorandum of Understanding with a division of the Health Ministry of Vietnam for the development of a drug for H5N1 (avian flu) and rabies.

Management believes that it has achieved significant milestones in the development of anti-influenza drugs for human influenza (H1N1) and bird flu (H5N1); and to the best of our knowledge it is possible we may have the world’s most efficacious drugs to treat these viruses. Management’s beliefs are based on results of pre-clinical cell culture studies and in vivo animal studies using mice.

Preclinical Safety And Efficacy Studies

We have completed initial safety studies on the major constituent of our anti-viral drug, FluCide-I™. The polymer, which is unique and proprietary to NanoViricides, was tested for any toxic symptoms or for any ill effects in laboratory animals. The preliminary results were successful. Additional laboratory data from the safety studies on the base polymer material were performed. This data included blood test results, as well as histological (microscopic) examinations of various organs. These studies showed that the polymer used to construct the nanomicelle caused no organic damage to the test animals. All results were within safe limits.

As a test case, we have developed and evaluated nanoviricides against influenza and H5N1 (one of the highly pathogenic avian influenza subtypes for safety and efficacy. In vitro (laboratory) evaluation of 14 substances, including controls, for protection of mammalian cells against infection by the H5N1 subtype. These assays were conducted in Vietnam under the auspices of the National Institute of Hygiene and Epidemiology, Hanoi (NIHE) under the VietNam Ministry of Health. We identified four different nanoviricides as being highly effective against H5N1 using two different assays (both involving cell culture, one using the plaque reduction method and the other involving microscopic examination to determine the extent of cytopathic events (CPE) reduction. All of these were effective at extremely low concentrations and thus are expected to be drug candidates.

The best of these was a nanoviricide based on an antibody fragment as the targeting ligand, which led to near complete suppression of cytopathic effects (CPE) at an extraordinarily low concentration level. This is being developed as AviFluCide-I™, a drug highly specific to H5N1 that is being developed against the Vietnam strain and is expected to also work against the Indonesian strain (although further studies will be required to determine its efficacy against various other highly pathogenic strains of avian influenza).

Another nanoviricide which is based on a ligand that we designed in-house to be specific to the group of all or a majority of highly pathogenic avian influenza viruses, also showed a very high efficacy (group-level specificity). This is being developed as “AviFluCide-HP™”, a drug that is group-specific against emergent and existing highly pathogenic influenza viruses (including H5N1, H7Nx and others).

A third nanoviricide based on a ligand that we designed for attacking all influenza A viruses (type-level specificity) showed strong efficacy against H5N1 as well. This is being developed as “FluCide-I™”, a drug designed primarily for use against serious cases of human influenza.

It should be noted that all of our studies to date were preliminary. Thus, the evidence we have developed is indicative, but not considered confirmative, of the capabilities of the nanoviricides technology's potential. With the success of these preliminary studies, the Company has decided to perform further pre-clinical studies that validate safety and efficacy of its materials and its anti-viral drugs FluCide™ and AviFluCide™; in order to file an IND (Investigational New Drug) application. The IND application, if approved by the FDA, will allow the Company to enter into human clinical trials for US FDA approval for these drugs. The Company needs to be able to provide for the costs and expenses to perform the necessary preclinical studies and needs to hire several employees in the upcoming year.

Management intends to use capital and debt financing to enable the completion of these goals.

The Company has ongoing drug research and development. In order to meet its obligations with the Vietnam M.O.U., the Company developed an anti-rabies drug which has yet to be tested.

In addition the Company is working on developing anti-HIV nanoviricides and nanoviricides against certain other diseases.

It is too soon to know if any of these projects will result in commercially viable drugs.

As of September 30, 2006 we have a cash balance of approximately $1,777,000 which will not be sufficient to fund our operations over the next twelve months. We believe we will require in excess of $5,000,000 to execute the first part of our business plan which covers twelve months of operations. In the event that funding can be achieved, we shall endeavor to achieve completion of the following events within the next twelve months:

$1,500,000	Research and Development
$ 750,000	Corporate overhead
$1,250,000	Capital costs
$1,500,000	Staffing costs

The Company has limited experience with pharmaceutical drug development. Thus, our budget estimates are not based on experience, but rather based on advisements by our associates and consultants. As such these budget estimates may not be accurate. In addition, the actual work to be performed is not known at this time, other than a broad outline, as is normal with any scientific work. As further work is performed, additional work may become necessary or change in plans or workload may occur. Such changes may have an adverse impact on our estimated budget. Such changes may also have an adverse impact on our projected timeline of drug development.

The Company is currently engaged in a national search for an R&D as well as manufacturing facility. The manufacturing portion of the facility will eventually need to be certified by the FDA in order for the Company to produce experimental materials that can be sent to outside scientists for pharmaco-kinetic, pharmaco-dynamic and toxicology studies. These three sets of studies must be completed prior to the Company filing an IND with the FDA to begin the human safety and efficacy trials (Phase I , II and III ).

The work-plan we have developed for the next twelve months is expected to enable us to file an investigational new drug application in the near future but not this year. This work-plan is expected to reduce certain risks of drug development. We believe that this upcoming year's work-plan will lead us to obtain certain information about the safety and efficacy of some of the drugs under development in animal models. If our studies are not successful, we will have to develop additional drug candidates and perform further studies. If our studies are successful, then we expect to be able to undertake further studies in animal models to obtain necessary data regarding the pharmaco-kinetic and pharmaco-dynamic profiles of our drug candidates. We believe these data will then enable us to file an Investigational New Drug (IND) application, towards the goal of obtaining FDA approval for testing the drugs in human patients.

Most pharmaceutical companies expect 4 to 10 years of study to be needed before a drug candidate reaches the IND stage. We believe that because we are working in the infectious agents area, our studies will have objective response end points, and will be of relatively short durations. Our business plan is based on these assumptions. If we find that we have underestimated the time duration of our studies, or we have to undertake additional studies, due to various reasons within or outside of our control, this will grossly and adversely impact both our timelines and our financing needs.

The Company is considered to be in the development stage as of June 30, 2006 and will continue in the development stage until generating revenues from the sales of its products or services. As a result, our auditors have issued a comment in connection with our audit covering our ability to continue as a going concern. (See footnote 2 to the Company’s financial statements herein.) Management intends to use capital and debt financing, as required, to fund the Company’s operations. There can be no assurance that the Company will be able to obtain the additional capital resources necessary to fund its growth plans, or that such financing will be available on commercially reasonable terms.

Critical Accounting Policies

Our management’s discussion and analysis or plan of operation is based upon our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenues, expenses and other reported disclosures. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances.

The notes to our financial statements include disclosure of our significant accounting policies. While all decisions regarding accounting policies are important, we believe that the following policies could be considered critical.

Accounting Basis - The Company has not earned any revenue from limited principal operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Company" as set forth in Financial Accounting Standards Board Statement No. 7 (“SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company, and that the statements of earnings, retained earnings and stockholders' equity and cash flows disclose activity since the date of the Company's inception.

Research and Development - Research and development expenses consist primarily of costs associated with the preclinical and or clinical trials of drug candidates, compensation and other expenses for research and development, personnel, supplies and development materials, costs for consultants and related contract research and facility costs. Expenditures relating to research and development are expensed as incurred.

Accounting for Stock Based Compensation - The Company adopted the fair value recognition provisions of “FASB Statement No. 123(R) Share-Based Payment”, using the modified prospective-transition method. Under that transition method, compensation cost recognized in the year ended June 30, 2006 includes compensation cost for all share-based payment granted based on the grant-date fair value estimated in accordance with provisions of FASB 123(R).

Accounting for Non-Employee Stock Based Compensation - The Company accounts for shares and options issued for non-employees in accordance with the provision of Emerging Issue Task Force Issue No. 96-18, “Accounting for Equity Instruments that are issued to other than Employees for Acquiring, or in Conjunction with selling Goods or Services”. According to the provisions of ETIF 96-18, the Company determines the fair value of stock and options granted to non-employees on the measurement date which is either the date of a commitment for performance has been reached or when performance has been completed, depending upon the facts and circumstances. The fair value of the shares and options valued at commitment date is expensed immediately as they were for past services or expensed over the service period for future services.

Recent Accounting Pronouncements

The FASB has issued Interpretation No. 46 (FIN-46R) (Revised December 2003), Consolidation of Variable Interest Entities. FIN-46R clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. It separates entities into two groups: (1) those for which voting interests are used to determine consolidation and (2) those for which variable interests are used to determine consolidation (the subject of FIN-46R). FIN-46R clarifies how to identify a variable interest entity and how to determine when a business enterprise should include the assets, liabilities, non-controlling interests, and results of activities of a variable interest entity in its consolidated financial statements.

FIN-46R requires that a variable interest entity to be consolidated by its “Primary Beneficiary.” The Primary Beneficiary is the entity, if any, that stands to absorb a majority of the variable interest entity’s expected losses, or in the event that no entity stands to absorb a majority of the expected losses, then the entity that stands to receive a majority of the variable interest entity’s expected residual returns. If it is reasonably possible that an enterprise will consolidate or disclose information about a variable interest entity when FIN- 46R becomes effective, the enterprise is required to disclose in all financial statements initially issued after December 31, 2003, the nature, purpose, size, and activities of the variable interest entity and the enterprise’s maximum exposure to loss as a result of its involvement with the variable interest entity. At June 30, 2006, the Company evaluated its relationship with TheraCour Pharma, Inc. for purposes of FIN-46R, and concluded that it is not a variable interest entity that is subject to consolidation in the Company’s financial statements under FIN-46R.

In December 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), Share-Based Payment ("SFAS No. 123-R"). SFAS No.123-R is a revision of SFAS No. 123, as amended, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No.123-R eliminates the alternative to use the intrinsic value method of accounting that was provided in SFAS No. 123, which generally resulted in no compensation expense recorded in the financial statements related to the issuance of equity awards to employees. SFAS No. 123-R requires that the cost resulting from all share based payment transactions be recognized in the financial statements. SFAS No. 123-R establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all companies to apply a fair-value-based measurement method in accounting for generally all share-based payment transactions with employees. The Company adopted this statement using the modified prospective transition method for awards made to employee and directors, which required the application of the accounting standard as of May 12, 2005 (date of inception).

In May 2005, the FASB issued Statement No. 154, "Accounting Changes and Error Corrections", a replacement of Accounting Principles Board Opinion No. 20, "Accounting Changes", and Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements" ("SFAS 154"). SFAS 154 changes the requirements for the accounting for, and reporting of, a change in accounting principle. Previously, voluntary changes in accounting principles were generally required to be recognized by way of a cumulative effect adjustment within net income during the period of the change. SFAS 154 requires retrospective application to prior periods' financial statements, unless it is impracticable to determine either the period of specific effects or the cumulative effect of the change. SFAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the statement does not change the transition provisions of any existing accounting pronouncements. The Company does not believe adoption of SFAS 154 will have a material effect on its financial position, cash flows or results of operations.

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, "Accounting for Certain Hybrid Financial Instruments" ("SFAS 155"), which amends SFAS No. 133, "Accounting for Derivatives Instruments and Hedging Activities" ("SFAS 133") and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("SFAS 140"). SFAS 155 amends SFAS 133 to narrow the scope exception for interest-only and principal-only strips on debt instruments to include only such strips representing rights to receive a specified portion of the contractual interest or principle cash flows. SFAS 155 also amends SFAS 140 to allow qualifying special-purpose entities to hold a passive derivative financial instrument pertaining to beneficial interests that itself is a derivative instruments. The Company is currently evaluating the impact this new Standard, but believes that it will not have a material impact on the Company's financial position.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No.157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for the Company beginning with fiscal year 2009. The Company is in the process of assessing the effect SFAS No. 157 may have on its financial statements.

On September 29, 2006, the FASB issued FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans -- An Amendment of FASB Statements No. 87, 88, 106, and 132R" ("SFAS 158"). This new standard requires an employer to: (a) recognize in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status; (b) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year (with limited exceptions); and (c) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes will be reported in comprehensive income. The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective for the Company's fiscal year ending June 30, 2007. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The Company has not determined the effect, if any, the adoption of SFAS 158 will have on the Company’s financial position and results of operations.

On July 13, 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109. Interpretation 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with Statement 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, Interpretation 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interpretation 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. We are currently evaluating whether the adoption of Interpretation 48 will have a material effect on our consolidated financial position, results of operations or cash flows.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements as of June 30, 2006.

ITEM 3. DESCRIPTION OF PROPERTY.

Description of Property

The Company’s principal executive offices are located at 135 Wood Street, West Haven, Connecticut, and include approximately 1,500 square feet of office space at a base monthly rent of $1,875. The lease expires February 2007.

We subcontract the laboratory research and development work to TheraCour Pharma, Inc. which has a 2,500 square foot laboratory in the same building. Management believes that the space is sufficient for the Company to monitor the developmental progress at its subcontractors.

The company is currently engaged in a national search for an R&D as well as manufacturing facility. The manufacturing portion of the facility will eventually have to be certified by the FDA in order for the Company to produce experimental materials that can be sent to outside scientists for pharmaco-kinetic, pharmaco-dynamic and toxicology studies. These three sets of studies must be completed prior to the Company filing an IND with the FDA to begin the human safety and efficacy trials (Phase I and Phase II).

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners.
The following table provides information with respect to the anticipated beneficial ownership of the Company’s common stock as of September 30, 2006, by (1) each of our stockholders whom we believe will be a beneficial owner of more than 5% of our outstanding common stock, (2) each of our directors and executive officers and (3) all of our directors and executive officers as a group.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Total Business Services, Inc.	5,834,000	5.19%
Chloe Flynn (1)	1,500,000	1.33%
Conor Flynn (2)	1,500,000	1.33%
Theracour Pharma, Inc.(*)	35,370,000	31.46%
Anil Diwan (3) (*)	10,000,000	9.70%
Eugene Seymour (4) (*)	8,500,000	7.97%
Leo Ehrlich (5) (*)	5,850,000	5.62%
Helene Ehrlich (6) (*)	1,500,000	1.33%
Barrett Ehrlich (6) (*)	500,000	0.44%
Elliot Ehrlich (6) (*)	500,000	0.44%
Joshua Ehrlich (6) (*)	500,000	0.44%
Sarah Ehrlich (6) (*)	500,000	0.44%
Krishna Menon	1,500,000	1.33%
Jayant Tatake	1,200,000	1.07%
Randall Barton (7)	250,000	0.26%
Paul Marks (8)	100,000	0.12%
Cy Stein (9)	75,000	0.10%
Harmon Aronson (10)	250,000	0.26%
John Rossi (11)	50,000	0.08%
All Directors and Executive Officers as a Group (*)	63,220,000	57.84%

(*)	Directors , Executive Officers, their families, and TheraCour Pharma, of which Messrs. Diwan and Ehrlich have voting control.

(1)	Chloe Flynn is the daughter of John Flynn, the sole shareholder and officer of Total Business Services, Inc.

(2)	Conor Flynn is the son of John Flynn, the sole shareholder and officer of Total Business Services, Inc.

(3)	Anil Diwan owns options to acquire an additional 1,000,000 shares of the Company’s Common Stock and 65% of the voting stock of TheraCour Pharma, Inc.

(4)	Eugene Seymour owns options to acquire an additional 500,000 shares of the Company’s Common Stock

(5)	Leo Ehrlich owns options to acquire an additional 500,000 shares of the Company’s Common Stock and 10% of the voting stock of Theracour Pharma, Inc.

(6)	The wife and children of Leo Ehrlich, the Company’s Chief Financial Officer.

(7)	Mr. Barton owns warrants to acquire 40,000 shares of Common Stock at prices from $0.18 to $2.18 per share.

(8)	Mr. Marks owns warrants to acquire 40,000 shares of Common Stock at prices from $0.18 to $2.18 per share.

(9)	Mr. Stein owns warrants to acquire 40,000 shares of Common Stock at prices from $0.18 to $2.18 per share.

(10)	Mr. Aronson owns warrants to acquire 40,000 shares of Common Stock at prices from $0.18 to $2.18 per share.

(11)	Mr. Rossi owns warrants to acquire 40,000 shares of Common Stock at prices from $0.18 to $2.18 per share.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Name	Age	Title

Anil Diwan, PhD.	47	President, Chairman of the Board
Eugene Seymour, MD, MPH	65	Chief Executive Officer
Krishna Menon, PhD, DVM.	61	Chief Regulatory Officer
Leo Ehrlich, CPA	48	Chief Financial Officer
Randall Barton, PhD	59	Chief Scientific Officer
Paul A. Marks, M.D.	81	Chairman of Scientific Advisory Board
Harmon Aronson, PhD	63	Member, Scientific Advisory Board
Cy Stein, MD, PhD	53	Member, Scientific Advisory Board
John Rossi, PhD.	60	Member, Scientific Advisory Board

The Company’s executive officers and directors are elected annually and serve until the next annual meeting of stockholders.

We have established a Scientific Advisory Board to advise us on scientific matters. None of the members of our Scientific Advisory Board is involved in the management of or day-to-day operations of NanoViricides, Inc.

Eugene Seymour, MD, MPH, age 65, serves as the Company’s Chief Executive Officer. Dr. Seymour obtained a Master's degree in the Epidemiology of Infectious Diseases at UCLA in addition to his medical degree. He began clinical practice in Internal Medicine and joined the UCLA Medical School faculty. He left UCLA after two years and joined the USC faculty as Associate Professor. Dr. Seymour served in the Medical Corps of US Army Reserve during the Vietnam era and attained the rank of Major. In 1986, he was requested by the US government to establish a testing laboratory and run a large-scale surveillance program for HIV prevalence in the Hispanic population in Los Angeles. His laboratory ended up testing over 50,000 people. In 1989, he founded StatSure Diagnostic Systems, Inc. (SDS) (formerly Saliva Diagnostic Systems, Inc.), raised capital and developed the rapid HIV antibody blood test (Hema-Strip). He took the company public in 1993 as CEO and President. Under his direction, the company conducted research studies in Africa, Asia, South and North America. The Hema-Strip was approved in a number of countries including Canada, Great Britain and Vietnam, among others, and currently is awaiting approval from the FDA. He left SDS in 1996 to form a non-profit foundation, which funded both testing and training programs for health workers in Asia and Africa. He became a consultant to the UN Global Program on AIDS and was sent to several countries, (Lithuania, Latvia, Estonia and Russia) to interact with local physicians and assist them in setting up testing programs. Dr. Seymour holds 8 issued patents, and is married with three children, two of whom are physicians.

Anil Diwan, PhD, age 47, the Company’s President is the original inventor of the technologies licensed to NanoViricides Inc, as well as the TheraCour polymeric micelle technologies and products based on them. Since 1992, he has researched and developed TheraCour nanomaterials. Dr. Diwan was the first to propose the development of novel pendant polymers for drug delivery that led to an explosion of research in pharmacological applications of polymeric micelles. Anil has won over 12 NIH SBIR grants. Dr. Diwan holds two patents, one issued and one applied for, and has made intellectual property depositions of four additional patentable discoveries with the patent attorney. Dr. Diwan has held several scholastic distinctions, including an All-India 9th rank on the Joint Entrance Examination of all IIT’s. He holds a Ph.D. in Biochemical Engineering from Rice University (1986) and B.S. in Chemical Engineering from Indian Institute of Technology (IIT) Bombay (1980).

Krishna Menon, VMD, PhD., age 59 the Company’s Chief Regulatory Officer is an award winning Pharmaceutical Scientist and Executive. He was awarded the Employee of the Year, Presidents Award (1999) at Eli Lilly, where he was a significant participant of the team that developed two drugs GEMZAR and ALIMTA that account for nearly one billion dollars in annual sales. Prior thereto and from 1997 to 2000, Dr. Menon served as a Senior Research Scientist at Bayer.  Prior thereto and from 1988 to 1997, Dr. Menon was the In Vivo Scientist of Dana-Farber Cancer Institute   Dr. Menon also serves on the board of directors of KARD Scientific, MA, and Biological Supplies, NY, and scientific advisor to Nexus Pharmaceuticals. He participated in the development of 8 International and 3 US patents. Dr. Menon received a PhD from Harvard. While at Harvard, he performed pre-clinical studies on AZT, an important anti-HIV drug. Dr. Menon is a member of the drug development advisory board for various faculties at Harvard.

Leo Ehrlich. CPA, age 48, serves as the Company’s Chief Financial Officer, is Chief Financial Officer of StatSure Diagnostics Systems, Inc., as well as on the Board of Directors. On October 8, 1999, Mr. Ehrlich was appointed Chairman of the Board, President, and Chief Executive Officer. Prior to joining the Company, he was president of Immmu Inc., a privately held vitamin company from January 1998 to September 1999. Mr. Ehrlich is a Certified Public Accountant and received his BBA from Bernard Baruch College of the City University of New York.

Randall Barton, PhD., age 59, the Company’s Chief Scientific Officer, is an expert in receptor-based drug development. From 2002 to 2004, Dr. Barton served as the Director of In-vitro Cardiovascular Research at Boehringer Ingelheim Pharmaceuticals, Inc., Ridgefield, CT. There he was responsible for establishing in vitro drug discovery in cardiovascular research with a partial focus on exploiting immune and inflammatory mechanisms. His work encompassed therapeutic target identification, evaluation, validation, and implementation involving molecular, biochemical and cellular research for lead optimization of both small molecules and biological drug candidates. From 1997 to 2002, he was Director of a group responsible for gene therapy, monoclonal antibody, and biological drug discovery involving target ID, validation and implementation. This work encompassed both in vitro and in vivo lead optimization and evaluation. Prior thereto, his work in immunological and inflammatory diseases involved both small molecule and monoclonal antibody drug candidates targeting tyrosine kinases, proteases and cell surface molecules involved in leukocyte activation and migration. Dr. Barton holds 5 US patents and has 3 patent applications in progress. He has over 60 scientific publications. He has served in the military in the Department of Gastroenterology at the Walter Reed Army Institute of Research. He holds a Ph.D. in immunology from the University of Tennessee.

Paul A. Marks, MD, age 81 is the Chairman of the Scientific Board. Dr. Marks has a long and distinguished career as a physician, scientist, teacher and medical administrator. As President and Chief Executive Officer, Dr. Marks led Memorial Sloan-Kettering Cancer Center for 19 years, beginning in 1980. He remains a vital part of MSKCC as President Emeritus and Member of the Sloan-Kettering Institute. http://www.mskcc.org/mskcc/html/53984.cfm. In addition to being a world famous physician and administrator, he is a former director of Pfizer; a former director of Tularik, Inc., acquired by Amgen; and a cofounder of Aton Pharmaceuticals, later acquired by Merck. Dr. Marks research in cell biology and cancer genetics has made major contributions toward a new approach to cancer treatment and prevention, through the development of new and more potent chemotherapeutic agents. He also helped establish the highest standards for research and patient care at MSKCC and has provided leadership in the national and international medical science community. Dr. Marks received his AB and MD degrees from Columbia University and postdoctoral training at the National Institutes of Health and the Pasteur Institute. Prior to his tenure at MSKCC, he was Professor of Human Genetics and Frode Jensen Professor of Medicine (1968-1980), Dean of the Faculty of Medicine (1970-1973), and Vice President for Health Sciences and Director of the Comprehensive Cancer Center (1973-1980) at Columbia University. Dr. Marks is a member of the National Academy of Sciences and the Institute of Medicine and is a Fellow at the American Academy of Arts and Sciences. He has been a recipient of numerous honors. He has published more than 350 scientific articles in various scholarly journals.

Harmon Aronson, PhD, age 63 has worked in the pharmaceutical industry for the past 26 years. For the past 8 years he has been President of a pharmaceutical consulting firm, specializing in FDA compliance activities for both US and international clients. His firm has helped many companies obtain US FDA approval for their products and maintain their acceptable status according to Good Manufacturing Practices. Prior to this, he held executive positions in Quality Management and in Manufacturing at a leading generic drug company. During the last 5 years, he has also served on the Board of Directors of a drug delivery company and the Scientific Advisory Board of a diagnostic medical device company. He was awarded the Ph.D. degree in Physics from the University of Chicago. Because of his varied background, he brings a deep understanding of science and technology and how it can be applied to the research, manufacturing and quality areas of the pharmaceutical industry.

Cy Stein, MD, PhD, age 53 is head of Medical Genitourinary Oncology and Professor of Medicine, Urology and Molecular Pharmacology at the Albert Einstein College of Medicine, New York. He is a recognized innovator in the development of drugs based on antisense and RNA interference, Professor Stein is a pioneer in the anti-sense DNA field and holds a number of key patents. He was a co-developer of Genta Inc.’s Genasense antisense drug that showed efficacy but needs further work. Prof. Stein is co-editor of the journal Oligonucleotides (formerly Antisense and Nucleic Acid Drug Development) and has published over 150 papers in the field. Prof. Stein is a medical doctor and has a PhD in chemistry. He is an oncologist and was trained at the New York Hospital/Cornell Medical Center and the National Institutes of Health. He was a professor at the College of Physicians and Surgeons at Columbia University for 13 years prior to taking up the chair at the Albert Einstein College.

John Rossi, PhD, age 60. Dr. Rossi is the Chairman and Professor, Division of Molecular Biology, Beckman Research Institute and Dean, Graduate School of Biological Sciences, City of Hope National Medical Center, Duarte, CA., USA and a recognized scientist in the field of HIV research, He brings almost twenty five years of basic HIV research experience to our company. He is on the editorial boards of seven basic science journals and has extensive experience in the area of research grant review. His groundbreaking work in intracellular RNA interference is completely complimentary to our extra-cellular nanotechnology-based methods of anti-viral targeting and subsequent viral destruction. In addition to his responsibilities at the City of Hope, he is also Adjunct Professor, Division of Biomedical Sciences, University of California, Riverside, Riverside, CA, as well as Adjunct Professor, Department of Biochemistry and Microbiology, Loma Linda University, Loma Linda, CA. In addition to his 14 issued patents, he has submitted 14 additional patent applications and disclosures of invention. A number of these patents and submissions have direct application to our work. Dr. Rossi received his PhD in microbial genetics from the University of Connecticut. His post-doctoral fellowship was at Brown University in Providence, RI

AUDIT COMMITTEE

Although its By-laws provide for the appointment of one, the Company is not yet required to have an Audit Committee as a result of the fact that our common stock is not considered a “listed security” as defined in Rule 10A-3 of the Exchange Act. There are currently no audit committee members that meet the criteria of “Financial Expert”, however the company is actively working to appoint a “Financial Expert” in the current year.

CODE OF ETHICS

We have adopted a code of ethics meeting the requirements of Section 406 of the Sarbanes-Oxley Act of 2002. We believe our code of ethics is reasonably designed to deter wrongdoing and promote honest and ethical conduct; provide full, fair, accurate, timely and understandable disclosure in public reports; comply with applicable laws; ensure prompt internal reporting of violations; and provide accountability for adherence to the provisions of the code of ethic. Our code of ethics is filed as an exhibit to this Form 10-SB.

ITEM 6. EXECUTIVE COMPENSATION.

The following table reflects all forms of compensation for the year ended June 30, 2006 and for the period from May 12, 2005 (date of inception) through June 30, 2005. No other person received salary or bonus in excess of $100,000 for any of these fiscal years.

.
Summary Compensation Table

		Annual Compensation			Long-Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Restricted Stock Award(s) ($)	Securities Underlying Options/SARs (#)	All Other Compensation($)

Eugene Seymour, CEO, Director	2006	$150,000	$-	$-	$-	500,000	$-
	2005	$-	$-	$-	$-	-	$-

Anil Diwan, President, Director	2006	$150,000	$211,000	$-	$-	1,000,000	$-
	2005	$-	$-	$-	$-	-	$-

Leo Ehrlich CFO, Director	2006	$150,000	$-	$-	$-	500,000	$-
	2005	$-	$-	$-	$-	-	$-

EMPLOYMENT AGREEMENTS

On September 23, 2005, the Company entered into employment agreements with its three executive officers, Eugene Seymour, Chief Executive Officer, Anil Diwan, President and Chairman of Board and Leo Ehrlich, Chief Financial Officer. All three agreements provide a minimum annual base salary of $200,000 for a term of three years. This base salary will increase to $250,000 per year upon closing of a financing to the Company with minimum gross proceeds of $5,000,000. The Company is also obligated to pay health and life insurance benefits and reimburse expenses incurred by the officers on behalf of the company. Each executive, if terminated by the Company without cause, would be entitled to six months severance pay in the amount of $100,000. Additionally the agreements provided the following stock options:

•
Dr. Anil Diwan received 1,000,000 options, 333,333 options vested upon execution of the employment agreement. The remaining options vest in equal amounts over the second and third anniversaries of the agreement.

•
Dr. Eugene Seymour received 500,000 options, 250,000 options vested upon execution of the employment agreement. The remaining options vest in equal amounts over the second and third anniversaries of the agreement

•
Leo Ehrlich received 500,000 options, 250,000 options vested upon execution of the employment agreement. The remaining options vest in equal amounts over the second and third anniversaries of the agreement.

COMPENSATION OF DIRECTORS

At this time, directors receive no remuneration for their services as directors of the Company, nor does the Company reimburse directors for expenses incurred in their service to the Board of Directors.

COMPENSATION OF SCIENTIFIC ADVISORY BOARD

The Company anticipates holding four Scientific Advisory Board meetings per annum. As compensation, each member of the Scientific Advisory Board (SAB) will be granted each quarter 10,000 warrants to purchase the Company’s common stock at 120% of the Company’s closing stock quote on the day following the meeting. Should the Company not call a quarterly meeting, quarterly options will be granted on May 15, August 15, November 15, and February 15. The warrants will have a four year expiration date. In addition the Company will reimburse each SAB member for travel and other out-of-pocket expenses incurred in the course of performing their services. Through June 30, 2006, the SAB was granted a total of 160,000 stock warrants exercisable into common shares at prices from $0.18 to $2.20 per share.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Currently, we have no independent directors on our Board of Directors, and therefore have no formal procedures in effect for reviewing and pre-approving any transactions between us, our directors, officers and other affiliates. We will use our best efforts to insure that all transactions are on terms at least as favorable to the Company as we would negotiate with unrelated third parties.

TheraCour Pharma, Inc.

On May 12, 2005, the Company entered into an Exclusive License Agreement (the “License”) we entered into with TheraCour Pharma, Inc., (“TheraCour”), our largest shareholder. TheraCour granted the Company an exclusive license in perpetuity for technologies developed by TheraCour for the five virus types: HIV, HCV, Herpes, Asian (bird) flu and Influenza. In consideration for obtaining this exclusive license, we agreed: (1) that TheraCour can charge its costs (direct and indirect) plus no more than 30% of direct costs as a development fee and such development fees shall be due and payable in periodic installments as billed, (2) to pay $25,000 per month for usage of lab supplies and chemicals from existing stock held by TheraCour; (3) to pay the greater of $2,000 or actual costs, for other general and administrative expenses incurred by TheraCour on our behalf (4) to make royalty payments of 15% (calculated as a percentage of net sales of the licensed drugs) to TheraCour; (5) that TheraCour would retain the exclusive right to develop and manufacture the drugs licensed by TheraCour; and (6) to pay an advance payment equal to twice the amount of the previous months invoice to be applied as a prepayment towards expenses.

Development costs charged by and paid to TheraCour Pharma, Inc. was $692,892 and $30,771 for the years ended June 30, 2006 and 2005, respectively. No royalties have been paid through the year ended June 30, 2006.

TheraCour may terminate the License upon a material breach by us as specified in the agreement. However, the Company has the opportunity to cure the breach within 90 days of receipt of notice to terminate the License.

As of September 30, 2006, TheraCour owns 35,370,000 shares of the Company’s outstanding common stock.

Anil Diwan, the Company’s President and Chairman, also serves as the CEO and Director of TheraCour and owns approximately 65% of the outstanding capital stock of TheraCour. Leo Ehrlich, the Company’s Chief Financial Officer, serves as TheraCour’s Director and owns approximately 10% of the outstanding capital stock of TheraCour.

KARD Scientific, Inc.

In June 2005, the Company engaged KARD Scientific to conduct pre clinical animal studies and provide the Company with a full history of the study and final report with the data collected from Good Laboratory Practices (GLP) style studies. Dr. Krishna Menon, the Company’s Chief Regulatory Officer, is also an officer and principal owner of KARD Scientific. Lab fees charged by KARD Scientific for services for the years ended June 30, 2006 and 2005, were $206,499 and $0 respectively. In addition the Company paid KARD a $50,000 advance payment towards future fees.

ITEM 8:  DESCRIPTION OF SECURITIES

COMMON STOCK

Number of Authorized and Outstanding Shares. The Company's Articles of Incorporation authorizes the issuance of 300,000,000 shares of Common Stock, $.001 par value per share, of which 108,878,425 shares were outstanding on June 30, 2006. All of the outstanding shares of Common Stock are fully paid and non-assessable.

Voting Rights. Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Common Stock have no cumulative voting rights. Accordingly, the holders of in excess of 50% of the aggregate number of shares of Common Stock outstanding will be able to elect all of the directors of the Company and to approve or disapprove any other matter submitted to a vote of all stockholders.

Other. No shareholder has any preemptive right or other similar right to purchase or subscribe for any additional securities issued by the Company, and no shareholder has any right to convert the common stock into other securities. No shares of common stock are subject to redemption or any sinking fund provisions. All the outstanding shares of the Company's common stock are fully paid and non-assessable. Subject to the rights of the holders of the preferred stock, if any, the Company's shareholders of common stock are entitled to dividends when, as and if declared by the Board from funds legally available therefore and, upon liquidation, to a pro-rata share in any distribution to shareholders. The Company does not anticipate declaring or paying any cash dividends on the common stock in the foreseeable future.

Preferred Stock

The Company's Articles of Incorporation authorizes the issuance of Preferred Stock in series from time to time with such designation, rights, preferences and limitations as the Board of Directors of the Company may determine by resolution. The rights, preferences and limitations of separate series of preferred stock may differ with respect to such matters as may be determined by the Board of Directors, including, without limitation, the rate of dividends, method and nature of payment of dividends, terms of redemption, amounts payable on liquidation, sinking fund provisions (if any), conversion rights (if any) and voting rights. There are currently no shares of Preferred Stock outstanding.

Common Stock Purchase Warrants

As of June 30, 2006, there were 3,605,000 Common Stock Purchase Warrants outstanding. Each warrant is exercisable to purchase one share of the Company’s common stock under the following terms:

•	200,000 warrants exercisable at $0.25 per share, and expire on July 31,2006. These warrants were issued in connection with the $100,000 Series A Convertible Debenture Financing.

•	1,370,000 warrants exercisable at $1.00 per share, and expire on December 31, 2009. These warrants were issued in connection with the $1,370,000 Stock Subscription Offering closed in December 2005.

•	1,875,000 warrants exercisable at $2.50 per share, and expire on June 15, 2009. These warrants were issued in connection with the $1,875,000 Stock Subscription Offering closed in June 2006.

•	40,000 warrants exercisable at $0.18 per share, and expire on August 15, 2009. These warrants were issued as compensation to our Scientific Advisory Board.

•	40,000 warrants exercisable at $1.14 per share, and expire on November 15, 2009. These warrants issued as compensation to our Scientific Advisory Board.

•	40,000 warrants exercisable at $2.18 per share, and expire on February 15, 2010. These warrants were issued as compensation to our Scientific Advisory Board.

•	40,000 warrants exercisable at $2.20 per share, and expire on May 15, 2010. These warrants were issued as compensation to our Scientific Advisory Board.

Stock Options

As of June 30, 2006, the Company had outstanding an aggregate of 2,000,000 stock options held by the Company’s officers. Each option is exercisable to purchase one share of the Company’s Common Stock at $.10 per share. 833,333 of the options are presently exercisable and 1,166,667 options, vest upon the holder meeting certain employment conditions.

Convertible Debentures

As of June 30, 2006, the Company had sold an aggregate of $1,000,000 of 9% Series A convertible debentures maturing July 31, 2006.

The debentures accrue interest at the rate of 9%, interest payable quarterly in an amount of shares of Common Stock equal to the average closing price for the preceding fifteen trading days prior to the close of the respective quarterly period. The principal balance of the Debentures may be repaid, at the debenture holders' option in cash, or, with a number of shares of common stock equal to the lower of seventy percent of the average closing price of the fifteen trading days prior to maturity or $.30 per share.

In July 2006, all outstanding debentures were converted by the debenture holders into 3,333,333 shares of the Company’s common stock.

Transfer Agent

Shares of Common Stock are registered at the transfer agent and are transferable at such office by the registered holder (or duly authorized attorney) upon surrender of the Common Stock certificate, properly endorsed. No transfer shall be registered unless the Company is satisfied that such transfer will not result in a violation of any applicable federal or state securities laws. The Company's transfer agent for its Common Stock is Empire Stock Transfer, Inc., 2470 Saint Rose Pkwy, Suite 304 Henderson, NV 89074, telephone (702) 818-5898.

Penny Stock

The Commission has adopted rules that define a “penny stock” as equity securities under $5.00 per share which are not listed for trading on Nasdaq (unless the issuer (i) has a net worth of $2,000,000 if in business for more than three years or $5,000,000 if in business for less than three years or (ii) has had average annual revenue of $6,000,000 for the prior three years). The Company’s securities are characterized as penny stock, and therefore broker-dealers dealings in the securities are subject to the disclosure rules of transactions involving penny stock which require the broker-dealer, among other things, to (i) determine the suitability of purchasers of the securities and obtain the written consent of purchasers to purchase such securities and (ii) disclose the best (inside) bid and offer prices for such securities and the price at which the broker-dealer last purchased or sold the securities. The additional requirements imposed upon broker-dealers discourage them from engaging in transactions in penny stocks, which reduces the liquidity of the Company’s securities.

Provisions Having A Possible Anti-Takeover Effect

We are subject to the State of Nevada's business combination statute. In general, the statute prohibits a publicly held Nevada corporation from engaging in a business combination with a person who is an interested shareholder for a period of three years after the date of the transaction in which that person became an interested shareholder, unless the business combination is approved in a prescribed manner. A business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested shareholder. An interested shareholder is a person who, together with affiliates, owns, or, within three years prior to the proposed business combination, did own 15% or more of our voting stock. The statute could prohibit or delay mergers or other takeovers or change in control attempts and accordingly, may discourage attempts to acquire our Company.

PART II
Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

Market for Common Equity and Related Stockholder Matters

The Company’s Common Stock currently trades on the Pink Sheets under the symbol NNVC. The table below sets forth the high and low prices for the Company’s Common Stock for the quarters included within 2005 and 2006. Quotations reflect inter-dealer prices, without retail mark-up, mark-down commission, and may not represent actual transactions. Since the Company's common stock trades sporadically, there is not an established active public market for its common stock. No assurance can be given that an active market will exist for the Company's common stock and the Company does not expect to declare dividends in the foreseeable future since the Company intends to utilize its earnings, if any, to finance its future growth, including possible acquisitions.

Quarter ended	Low price	High price

September 30, 2006	$.99	$1.68
June 30, 2006	$1.06	$3.05
March, 31, 2006	$.83	$3.75
December 31, 2005	$.03	$1.27
September 30, 2005	$.05	$.30
June 1, 2005 to June 30, 2005 (1)	$.04	$.33
(1) Effective date of reverse merger, June 1, 2005

The Company is filing this Registration Statement on Form 10-SB for the purpose of enabling its common stock to commence trading on the NASD OTC Bulletin Board. The Company's Registration Statement on Form 10 must be declared effective by the SEC prior to it being approved for trading on the NASD OTC Bulletin Board, and until such time as this Form 10- SB is declared effective, the Company's common stock will continue to be quoted on the "Pink Sheets." The Company's market makers must make an application to the National Association of Securities Dealers, Inc., or NASD, following the effective date of this Form 10-SB in order to have the common stock quoted on the NASD OTC Bulletin Board.

Number of Shareholders.

As of September 30, 2006, a total of 112,417,502 the Company’s common stock (shares) are outstanding and held by approximately 110 shareholders of record. Of this amount, 22,105,732 shares are unrestricted. Approximately 23,667,000 shares are restricted securities held by non-affiliates, and the remaining 66,645,000 shares are restricted securities held by affiliates. These shares may only be sold in accordance with Rule 144. As of September 30, 2006, there were 3,605,000 warrants and 2,000,000 stock options to purchase the Company’s Common Stock outstanding.

Dividends.

The Company has not paid any dividends since its inception. The Company currently intends to retain any earnings for use in its business, and therefore does not anticipate paying dividends in the foreseeable future.

LONG-TERM INCENTIVE PLANS AWARDS IN LAST FISCAL YEAR

None

Item 2. Legal Proceedings.

There are no other legal proceedings against the Company to the best of the Company’s knowledge as of the date hereof and to the Company’s knowledge, no action, suit or proceeding has been threatened against the Company.

Item 3. Changes in and Disagreements with Accountants.

In June 2006, the Company dismissed Bloom & Co., LLP ("Bloom") as its independent registered public accounting firm. While Bloom did not complete its audit of the Company, nor issue any reports to the Company, there were no disagreements with Bloom on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. In May 2006, the Company engaged Holtz Rubenstein Reminick LLP to be its independent registered public accounting firm.

Item 4. Recent sales of Unregistered Securities.

Set forth below is information regarding common stock issued, warrants issued and stock options granted by the Company within the past three (3) years. Also included is the consideration, if any, received and information related to the provision of the Securities Act under which an exemption from registration was claimed:

1.
In May 2005, prior to the Company’s reverse acquisition by NanoViricide, Inc., the Company issued 13,750,000 shares of common stock in connection with a forward split of the Company’s common stock on a 3.2 for 1 basis.

2.	In June 2005, in connection with the Company’s reverse acquisition by NanoViricide, Inc., the Company issued 80,000,000 shares of common stock to the shareholders of NanoViricide, Inc.

3.
In June 2005, the Company issued 1,000,000 options to purchase the Company’s Common Stock each to: Allan Marshall and Robert Weidenbaum, stockholders who were instrumental in the negotiation, execution, and consummation of the acquisition by the Company of Nanoviricide, Inc. The options were exercisable at a price of $.05 per share, expiring June 1, 2008.  In May 2006, 1,800,000 options were converted into 1,800,000 shares of common stock resulting in proceeds to the Company of $90,000.  The remaining 200,000 options were cancelled pursuant to an agreement between the parties.

4.
In June 2005, the Company issued 1,000,000 options to purchase the Company’s Common Stock each to: MJT Consulting, Inc., another party that was instrumental in the negotiation, execution, and consummation of the acquisition by the Company of NVI. The options were exercisable at a price of $2.50 per share, expiring May 31, 2006.  These options were not converted and have expired.

5.
In May 2005, the Company's Board of Directors established a Scientific Advisory Board. As compensation, each member of the Scientific Advisory Board (SAB) is to be granted quarterly 10,000 warrants to purchase the Company’s common stock at 120% of the Company’s closing stock price on the day following the meeting. Through June 30, 2006, the SAB was granted a total of 160,000 stock warrants exercisable into common shares at prices from $0.18 to $2.20 per share. These warrants, if not exercised will expire on various dates through February 2010.

6.
In September 2005, the Company issued 2,200,000 shares of Common Stock to Jayant Tatake (200,000 shares) and Ann Onton (2,000,000 shares) for scientific consulting compensation for development work on the Company’s anti viral compounds.

7.	In September 2005, the Company issued 100,000 shares of Common Stock to David F. Gencarelli, an outside consultant, for advising the Company on government procurements.

8.	In September 2005, the Company issued 48,177 shares of Common Stock to the Series A Debenture Holders in lieu of interest on the Series A Debentures.

9.
In November and December 2005, the Company closed a private equity financing for net proceeds of $1,370,000. The Company sold 2,740,000 shares of common stock at $.50 per share. These investors also received warrants for the purchase of 1,370,000 common shares at $1.00 per share. These warrants expire on various dates through December 2008.

10.	In December 2005, the Company issued 20,000 shares of Common Stock, to Joseph Sansone, an outside consultant advising the Company on government procurements.

11.	In December 2005, the Company issued 50,000 shares of Common Stock, to Paul Taublibe for consulting services rendered.

12.	In December 2005, the Company granted 19,476 shares of its common stock with a restrictive legend, to the debenture holders in lieu of interest on debentures.

13.	In January 2006, the Company issued 3,425 shares of Common Stock to an outside consultant for services.

14.	In March 2006, the Company granted 7,921 shares of its common stock with a restrictive legend, to the debenture holders in lieu of interest on debentures.

15.
On June 15, 2006, the Company closed a private equity financing for net proceeds of $1,875,000 with several accredited investors pursuant to Regulation D of the Securities Act. The Company sold 1,875,000 shares of common stock at $1.00 per share. These investors also received warrants for the purchase of 1,875,000 common shares at $2.50 per share.

16.
From July through December, 2005, the Company issued  $1,000,000 of 9% Series A Convertible Debentures and 200,000 warrants to purchase the Company’s Common Stock, exercisable at a price per common share of $.25.  Interest on these debentures were payable quarterly in common stock and resulted in the issuance of 90,000 shares of common stock

17.	In September 2005, 500,000 stock options were granted to Eugene Seymour, our CEO under an employment agreement.

18.	In September 2005, 1,000,000 stock options were granted to Anil Diwan, our Chairman and President under an employment agreement.

19.	In September 2005, 500,000 stock options were granted to Leo Ehrlich, our CFO under an employment agreement.

20.	In June 2006, the Company granted 14,426 shares of its common stock with a restrictive legend, to the debenture holders in lieu of interest on debentures.

All of the securities set forth above were issued by the Company pursuant to Section 4(2) of the Securities Act of 1933, as amended, or the provisions of Rule 504 of Regulation D promulgated under the Securities Act. All such shares issued contained a restrictive legend and the holders confirmed that they were acquiring the shares for investment and without intent to distribute the shares. All of the purchasers were friends or business associates of the Company’s management and all were experienced in making speculative investments, understood the risks associated with investments, and could afford a loss of the entire investment. The Company has never utilized an underwriter for an offering of its securities.

Item 5. Indemnification of Directors and Officers.

Neither our Articles of Incorporation nor Bylaws prevent us from indemnifying our officers, directors and agents to the extent permitted under the Nevada Revised Statute ("NRS"). NRS Section 78.7502, provides that a corporation shall indemnify any director, officer, employee or agent of a corporation against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with any the defense to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to Section 78.7502(1) or 78.7502(2), or in defense of any claim, issue or matter therein. NRS 78.7502(1) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he: (a) is not liable pursuant to NRS 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

NRS Section 78.7502(2) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he: (a) is not liable pursuant to NRS 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation.

PART F/S

NANOVIRICIDES, INC.
(A DEVELOPMENT STAGE COMPANY)

Index to Financial Statements

Report of Independent Registered Public Accounting Firm	65

Financial Statements

Balance Sheets - June 30, 2006 and 2005	66

Statements of Operations - For the Year Ended June 30, 2006, For the Period May 12, 2005 (Inception) through June, 2005 and For the Cumulative Period May 12, 2005 (Inception) through June 30, 2006.	67

Statements of Changes in Shareholders’ Equity (Deficit) - For the Cumulative Period May 12, 2005 (Inception) through June 30, 2006.	68

Statements of Cash Flows - For the Year Ended June 30, 2006, For the Period May 12, 2005 (Inception) through June, 2005 and For the Cumulative Period May 12, 2005 (Inception) through June 30, 2006.	71

Notes to Financial Statements	73

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of NanoViricides, Inc.

We have audited the accompanying balance sheets of NanoViricides, Inc. (a development stage company) as of June 30, 2006 and 2005, and the related statements of operations, shareholders' equity (deficit) and cash flows for the year ended June 30, 2006, the period from May 12, 2005 (date of inception) through June 30, 2005 and the cumulative period from May 12, 2005 (date of inception) through June 30, 2006. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NanoViricides, Inc. as of June 30, 2006 and 2005, and the results of its operations and its cash flows for the year ended June 30, 2006, the period from May 12, 2005 (date of inception) through June 30, 2005 and the cumulative period from May 12, 2005 (date of inception) through June 30, 2006 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has no viable operations, has suffered significant operating losses and is dependent upon its shareholders to provide sufficient working capital to meet its obligations and sustain its operations. These circumstances raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not contain any adjustments that might result from the outcome of these uncertainties.

/s/ Holtz Rubenstein Reminick LLP

New York, New York
October 10, 2006

NANOVIRICIDES, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEETS

	June 30, 2006	June 30, 2005
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,507,102	$-
Prepaid expenses	213,728	-
Total current assets	2,720,830	-
Property and equipment, net	2,054	-
Deferred expenses, net	6,714	-
TOTAL ASSETS	$2,729,598	$-
LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable - trade	$44,076	$10,174
Accounts payable - related parties	203,045	38,307
Accrued expenses	90,831	17,524
Accrued payroll to officers and related payroll tax expense	232,282	-
Other payroll taxes payable	3,826	-
TOTAL CURRENT LIABILITIES	574,060	66,005
LONG TERM DEBT:
Debentures, net	917,082	-
TOTAL LIABILITIES	1,491,142	66,005
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY (DEFICIT)
Common stock, $0.001 par value; 300,000,000 shares authorized at June 30, 2006 and 2005; issued and outstanding: 108,878,425 (2006) and 100,000,000 (2005)	108,878	100,000
Additional paid-in capital	4,620,238	-
Deferred compensation	(40,223)	-
Stock subscription receivable	(20)	(20)
Deficit accumulated during the development stage	(3,450,417)	(165,985)
TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)	1,238,456	(66,005)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	$2,729,598	$-

The accompanying notes are an integral part of these financial statements.

NANOVIRICIDES, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF OPERATIONS

	Year Ended June 30. 2006	For the Period From May 12, 2005 (Inception) through June 30, 2005	For the Cumulative Period From May 12, 2005 (Inception) through June 30, 2006

Revenues	$-	$-	$-

Operating expenses:
Research and development	899,891	30,771	930,662
General and administrative (of this amount $376,655was for stock and option based compensation to consultants and officers)	1,695,957	35,234	1,731,191

Total operating expenses	2,595,848	66,005	2,661,853
Loss from operations	(2,595,848)	(66,005)	(2,661,853)

Other income (expenses):
Interest income	7,863	-	7,863
Non cash interest on convertible debentures	(66,286)	-	(66,286)
Non cash interest expense on beneficial conversion feature
of convertible debentures	(630,161)	-	(630,161)
Total other expenses	(688,584)	-	(688,584)

Net loss	$(3,284,432)	$(66,005)	$(3,350,437)

Net loss per share: basic and diluted	$(0.03)	$(0.00)	$(0.03)

Weighted average shares outstanding: basic and diluted	103,591,691	100,000,000	103,327,328

The accompanying notes are an integral part of these financial statements.

NANOVIRICIDES, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
FOR THE CUMULATIVE PERIOD MAY 12, 2005 (INCEPTION) THROUGH JUNE 30, 2006

	Common Stock
	Number of Shares	Par Value $.001	Additional Paid-in Capital	Deferred Compensation	Stock Subscription Receivable	Accumulated Deficit	Total Shareholders' Equity
Shares issued May 12, 2005 (Inception)	20,000	$20	$-	$-	$(20)	$-	$-

Share exchange with Edot-com.com Inc., June 1, 2005	(20,000)	(20)	-	-	20	-	-

Shares exchanged in reverse acquisition of Edot-com.com Inc., June 1, 2005	80,000,000	80,000	-	-	(20)	(79,980)	-

Shares outstanding
Edot-com.com Inc.,
June 1, 2005	20,000,000	20,000	-	-	-	(20,000)	-

Net loss period ended June 30, 2005	-	-	-	-	-	(66,005)	(66,005)

Balance at June 30, 2005	100,000,000	100,000	-	-	(20)	(165,985)	(66,005)

Discount related to beneficial conversion feature of Convertible debentures, July 13, 2005	-	-	5,277	-	-	-	5,277

Legal expenses related private placement of common stock, July 31, 2006	-	-	(2,175)	-			(2,175)
Discount related to beneficial conversion feature of Convertible debentures, July 31, 2005	-	-	5,302	-	-	-	5,302
Options issued to Scientific Advisory Board, August 15, 2005	-	-	4,094	-	-	-	4,094
Options issued to officers, September 23, 2005	-	-	127,541	-	-	-	127,541
Shares issued for consulting services rendered at $.081 per share, September 30, 2005	2,300,000	2,300	184,000	-	-	-	186,300
Shares issued for interest on debentures, September 30, 2005	48,177	48	4,267	-	-	-	4,315
Discount related to beneficial conversion feature of Convertible debentures, October 28, 2005	-	-	166,666	-	-	-	166,666
Discount related to beneficial conversion feature of Convertible debentures, November 9, 2005	-	-	166,667	-	-	-	166,667

The accompanying notes are an integral part of these financial statements.

NANOVIRICIDES, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
(CONTINUED)
FOR THE CUMULATIVE PERIOD MAY 12, 2005 (INCEPTION) THROUGH JUNE 30, 2006

	Common Stock
			Additional		Stock		Total
	Number	Par	Paid-in	Deferred	Subscription	Accumulated	Shareholders'
	of Shares	Value $.001	Capital	Compensation	Receivable	Deficit	Equity
Discount related to beneficial conversion feature of Convertible debentures, November 10, 2005	-	-	45,000	-	-	-	45,000
Discount related to beneficial conversion feature of Convertible debentures, November 11, 2005	-	-	275,000	-	-	-	275,000
Discount related to beneficial conversion feature of Convertible debentures, November 15, 2005	-	-	49,167	-	-	-	49,167
Options issued to Scientific Advisory Board, November 15, 2005	-	-	25,876	-	-	-	25,876
Shares and warrants issued in connection with private placement of common stock, November 28, 2005	340,000	340	169,660	-	-	-	170,000
Shares and warrants issued in connection with private placement of common stock, November 29, 2005	300,000	300	149,700	-	-	-	150,000
Shares and warrants issued in connection with private placement of common stock, November 30, 2005	150,000	150	74,850	-	-	-	75,000
Shares and warrants issued in connection with private placement of common stock, December 2, 2005	100,000	100	49,900	-	-	-	50,000
Shares and warrants issued in connection with private placement of common stock, December 6, 2005	850,000	850	424,150	-	-	-	425,000
Shares issued for legal services rendered at $.95 per share, December 6, 2005	20,000	20	18,980	-	-	-	19,000
Shares and warrants issued in connection with private placement of common stock, December 12, 2005	750,000	750	374,250	-	-	-	375,000
Shares and warrants issued in connection with private placement of common stock, December 13, 2005	50,000	50	24,950	-	-	-	25,000
Shares and warrants issued in connection with private placement of common stock, December 14, 2005	50,000	50	24,950	-	-	-	25,000
Shares issued in connection with debenture offering, December 15, 2005	50,000	50	48,950	-	-	-	49,000

 The accompanying notes are an integral part of these financial statements.

NANOVIRICIDES, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
(CONTINUED)
FOR THE CUMULATIVE PERIOD MAY 12, 2005 (INCEPTION) THROUGH JUNE 30, 2006

	Common Stock
			Additional		Stock		Total
	Number	Par	Paid-in	Deferred	Subscription	Accumulated	Shareholders'
	Of Shares	Value $.001	Capital	Compensation	Receivable	Deficit	Equity

Shares and warrants issued in connection with private placement of common stock, December 20, 2005	50,000	50	24,950	-	-	-	25,000
Shares and warrants issued in connection with private placement of common stock, December 29, 2005	50,000	50	24,950	-	-	-	25,000
Shares and warrants issued in connection with private placement of common stock, December 30, 2005.	50,000	50	24,950	-	-	-	25,000
Shares issued for interest on debentures, December 31, 2005	19,476	19	17,321	-	-	-	17,340
Shares issued for consulting services rendered at $1.46 per share, January 9, 2006	3,425	4	4,997	-	-	-	5,001
Options issued to Scientific Advisory Board on February 15, 2006	-	-	49,067	-	-	-	49,067
Options issued to Scientific Advisory Board on May 15, 2006	-	-	51,048	-	-	-	51,048
Shares issued for interest on debentures, March 31, 2005	7,921	8	22,184	-	-	-	22,192
Options exercised, May 31, 2006	1,800,000	1,800	88,200	-	-	-	90,000
Shares and warrants issued in connection with private placement of common stock, June 15, 2006	1,875,000	1,875	1,873,125	-	-	-	1,875,000
-
Shares issued for interest on debentures, June 30, 2006	14,426	14	22,424	-	-	-	22,438
Deferred compensation, June 30, 2006	-	-	-	(40,223)	-	-	(40,223)
Net loss year ended June 30, 2006.	-	-	-	-	-	(3,284,432)	(3,284,432)

Balance at June 30, 2006	108,878,425	$108,878	$4,620,238	$(40,223)	$(20)	$(3,450,417)	$1,238,456

The accompanying notes are an integral part of these financial statements.

NANOVIRICIDES, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS

	Year Ended June 30. 2006	For the Period From May 12, 2005 (Inception) through June 30, 2005	For the Cumulative Period From May 12, 2005 (Inception) through June 30, 2006

OPERATING ACTIVITIES:

Net loss	$(3,284,432)	$(66,005)	$(3,350,437)
Adjustments to reconcile net loss to net cash used in operating activities:
Shares issued for services rendered	210,301	-	210,301
Options granted to scientific advisory board	130,084	-	130,084
Amortization of deferred compensation	87,318	-	87,318
Depreciation	94	-	94
Amortization of deferred financing expenses	44,461	-	44,461
Non cash interest on convertible debentures	66,286	-	66,286
Non cash interest expense on beneficial conversion feature of convertible debentures	630,161	-	630,161
Changes in assets and liabilities:
Prepaid expenses	(213,728)	-	(213,728)
Deferred expenses	(2,175)	-	(2,175)
Accounts payable- trade	33,902	10,174	44,076
Accounts payable -related parties	164,738	38,307	203,045
Accrued expenses	73,307	17,524	90,831
Accrued payroll to officers and related payroll tax expense	232,282	-	232,282
Other payroll taxes payable	3,826	-	3,826

Net cash used in operating activities	(1,823,575)	-	(1,823,575)

INVESTING ACTIVITIES:
Purchases of property and equipment	(2,148)	-	(2,148)

Net cash used in investing activities	(2,148)	-	(2,148)

FINANCING ACTIVITIES:
Proceeds from issuance of convertible debentures	1,000,000	-	1,000,000
Proceeds from issuance of common stock and warrants in connection with private placements of common stock	3,245,000	-	3,245,000
Proceeds from exercise of stock options	90,000	-	90,000
Payment of legal expenses related to private placement	(2,175)	-	(2,175)

Net cash provided by financing activities	4,332,825	-	4,332,825

NET INCREASE IN CASH AND CASH EQUIVALENTS	2,507,102	-	2,507,102

CASH AND CASH EQUIVALENTS, BEGINNING	-	-	-

CASH AND CASH EQUIVALENTS, ENDING	$2,507,102	$-	$2,507,102

The accompanying notes are an integral part of these financial statements.

NANOVIRICIDES, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS (CONTINUED)
SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY

During the year ended June 30, 2006, the Company had the following non cash activity:

2,200,000 shares of common stock issued for services rendered.	$178,200

100,000 shares of common stock issued for legal services rendered.	8,100

2,000,000 stock options issued to the officers as compensation	127,541

20,000 shares of common stock issued for services rendered	19,000

50,000 shares of common stock issued in connection with debenture offering	49,000

3,425 shares of common stock issued for services rendered	5,001

90,000 shares issued for interest on debentures	66,286

160,000 stock options granted to scientific advisory board	130,084

3,245,000 warrants issued in connection with private placements	1,262,632

Debt discount related to beneficial conversion feature of convertible debt	713,079

The accompanying notes are an integral part of these financial statements.

NANOVIRICIDES, INC
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2006 AND 2005
Note 1. Organization and Nature of Business

NanoViricides, Inc. was incorporated under the laws of the State of Colorado on July 25, 2000 as Edot-com.com, Inc. and was organized for the purpose of conducting internet retail sales. On April 1, 2005, Edot-com.com, Inc. was incorporated under the laws of the State of Nevada for the purpose of re-domiciling the Company as a Nevada corporation. On May 12, 2005, the Corporations were merged and Edot-com.com, Inc., a Nevada corporation, (the Company), became the surviving entity.

On June 1, 2005, Edot-com.com, Inc. (“ECMM”) acquired Nanoviricide, Inc., a privately owned Florida corporation (“NVI”), pursuant to an Agreement and Plan of Share Exchange (the “Exchange”). Nanoviricide, Inc. was incorporated under the laws of the State of Florida on May 12, 2005.

Pursuant to the terms of the Exchange, ECMM acquired NVI in exchange for an aggregate of 80,000,000 newly issued shares of ECMM common stock resulting in an aggregate of 100,000,000 shares of ECMM common stock issued and outstanding. NVI then became a wholly-owned subsidiary of ECMM. The ECMM shares were issued to the NVI Shareholders on a pro rata basis, on the basis of 4,000 shares of the Company’s Common Stock for each share of NVI common stock held by such NVI Shareholder at the time of the Exchange.

As a result of the Exchange Transaction the former NVI stockholders held approximately 80% of the voting capital stock of the Company immediately after the Exchange Transaction. For financial accounting purposes, this acquisition was a reverse acquisition of the Company by NVI, under the purchase method of accounting, and was treated as a recapitalization with NVI as the acquirer. Accordingly, the financial statements have been prepared to give retroactive effect to May 12, 2005 (date of inception), of the reverse acquisition completed on June 01, 2005, and represent the operations of NVI.

On June 28, 2005, NVI was merged into its parent ECMM and the separate corporate existence of NVI ceased.  Effective on the same date, EDOT-COM.COM, Inc. changed its name to NanoViricides, Inc. and its stock symbol to “NNVC”, respectively. The Company is considered a development stage company at this time.

NanoViricides, Inc. (the “Company”), is a nano-biopharmaceutical company whose business goals are to discover, develop and commercialize therapeutics to advance the care of patients suffering from life-threatening viral infections. We are a development stage company with several drugs in various stages of early development. Our drugs are based on several patents, patent applications, provisional patent applications, and other proprietary intellectual property held by TheraCour Pharma, Inc., to which we have the necessary licenses in perpetuity for the treatment of the following human viral diseases: Human Immunodeficiency Virus (HIV/AIDS), Hepatitis B Virus (HBV), Hepatitis C Virus (HCV), Herpes Simplex Virus (HSV), Influenza and Asian Bird Flu Virus. We focus our research and clinical programs on specific anti-viral solutions. We are seeking to add to our existing portfolio of products through our internal discovery and clinical development programs and through an in-licensing strategy. To date, the Company has not developed any commercial products.

Note 2 - Substantial Doubt Regarding Ability to Continue as a Going Concern

Since May 2005, the Company has been engaged exclusively in research and development activities focused on developing targeted nano viral drugs.  The Company has not yet commenced any product commercialization. The Company has incurred significant operating losses since its inception, resulting in an accumulated deficit of $3,450,417 at June 30, 2006. Such losses are expected to continue for the foreseeable future and until such time, if ever, as the Company is able to attain sales levels sufficient to support its operations. There can be no assurance that the Company will achieve or maintain profitability in the future. Despite the Company’s financings in 2006 and 2005 (See Notes 7 and 8) and a cash balance of $2,507,102 at June 30, 2006, substantial additional financing will be required in future periods, as the Company believes it will require in excess of $5,000,000 to fund its operations during the next twelve months.

The accompanying  financial  statements  have been  prepared  assuming that the Company will continue as a going concern which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, they do not include any adjustments relating to the realization of the carrying value of assets or the amounts and classification of liabilities that might be necessary should the company be unable to continue as a going concern. The Company's  significant  operating  losses and significant capital  requirements,  however,  raise  substantial  doubt  about  the Company's  ability  to  continue  as a  going  concern.

Note 3. Summary of Significant Accounting Policies

A. Accounting Basis - The Company has not earned any revenue from limited principal operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Company" as set forth in Financial Accounting Standards Board Statement No. 7 (“SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company, and that the statements of earnings, retained earnings and stockholders' equity and cash flows disclose activity since the date of the Company's inception.

B.  Cash and Cash Equivalents - The Company considers highly liquid debt instruments with original maturities of three months or less to be cash equivalents. In addition, the Company maintains cash and cash equivalents at financial institutions, which may exceed federally insured amounts at times.

C. Property and Equipment - Equipment is stated at cost and depreciated over the estimated useful lives of the assets (generally five years) using the straight-line method.

D. Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

E. Research and Development - Research and development expenses consist primarily of costs associated with the preclinical and or clinical trials of drug candidates, compensation and other expenses for research and development, personnel, supplies and development materials, costs for consultants and related contract research and facility costs. Expenditures relating to research and development are expensed as incurred.

F. Accounting for Stock Based Compensation - The Company adopted the fair value recognition provisions of “FASB Statement No. 123(R) Share-Based Payment”, using the modified prospective-transition method. Under that transition method, compensation cost recognized in the year ended June 30, 2006 includes compensation cost for all share-based payment granted based on the grant-date fair value estimated in accordance with provisions of FASB 123(R).

The fair value of the Company’s option-based awards granted to executive officers for the year ended June 30, 2006 were estimated using the Black-Scholes option-pricing model with following assumptions.

Expected life in years	5 years
Risk free interest rate	3.88 to 4.10%
Expected volatility	108.00 to 109.00%
Dividend yield	0%

Computation of expected volatility for the year ended June 30, 2006, is based on the equity volatilities of four comparable companies. The computation of expected life is as stated in employment contracts. The risk free interest rates used in the valuations of the fair value are based on risk free bond rates of similar time periods as the expected life of the stock options. Because the Company has no historical forfeiture rates, the stock option expense is not adjusted by an estimate for forfeiture as required under FASB 123(R).

G. Accounting for Non-Employee Stock Based Compensation - The Company accounts for shares and options issued for non-employees in accordance with the provision of Emerging Issue Task Force Issue No. 96-18, “Accounting for Equity Instruments that are issued to other than Employees for Acquiring, or in Conjunction with selling Goods or Services”. According to the provisions of ETIF 96-18, the Company determines the fair value of stock and options granted to non-employees on the measurement date which is either the date of a commitment for performance has been reached or when performance has been completed, depending upon the facts and circumstances. The fair value of the shares and options valued at commitment date is expensed immediately for past services or expensed over the service period for future services.

H. Income Taxes - The Company utilizes Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those temporary differences that have future tax consequences using the current enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will, more likely than not, be realized. Income tax expense is the current tax payable or refundable for the year plus or minus the net change in the deferred tax assets and liabilities.

I.  Basis Earnings (Loss) per Share - Basic Earnings (Loss) per Share is calculated in accordance with SFAS No. 128, "Earnings per Share," by dividing income or loss attributable to common stockholders by the weighted average common stock outstanding. Diluted EPS is calculated in accordance with SFAS No. 128 by adjusting weighted average common shares outstanding by assuming conversion of all potentially dilutive shares. In periods where a net loss is recorded, no effect is given to potentially dilutive securities, since the effect would be antidilutive. Total stock options and warrants not included in the calculation of common shares outstanding (including both exercisable and nonexercisable) as of June 30, 2006 and 2005 were 4,398,333and 3,000,000 respectively.

J.  Concentrations of Risk - Financial instruments that potentially subject us to a significant concentration of credit risk consist primarily of cash and cash equivalents. The Company maintains deposits in federally insured institutions in excess of federally insured limits. The Company does not believe it is exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

K.  Segment Reporting - As of June 30, 2006 the Company has determined that it operates in only one segment. Accordingly, no segment disclosures have been included in the notes to the consolidated financial statements.

L.  New Accounting Pronouncements Affecting the Company

The FASB has issued Interpretation No. 46 (FIN-46R) (Revised December 2003), Consolidation of Variable Interest Entities. FIN-46R clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. It separates entities into two groups: (1) those for which voting interests are used to determine consolidation and (2) those for which variable interests are used to determine consolidation (the subject of FIN-46R). FIN-46R clarifies how to identify a variable interest entity and how to determine when a business enterprise should include the assets, liabilities, non-controlling interests, and results of activities of a variable interest entity in its consolidated financial statements.

FIN-46R requires that a variable interest entity to be consolidated by its “Primary Beneficiary.” The Primary Beneficiary is the entity, if any, that stands to absorb a majority of the variable interest entity’s expected losses, or in the event that no entity stands to absorb a majority of the expected losses, then the entity that stands to receive a majority of the variable interest entity’s expected residual returns. If it is reasonably possible that an enterprise will consolidate or disclose information about a variable interest entity when FIN- 46R becomes effective, the enterprise is required to disclose in all financial statements initially issued after December 31, 2003, the nature, purpose, size, and activities of the variable interest entity and the enterprise’s maximum exposure to loss as a result of its involvement with the variable interest entity. At June 30, 2006, the Company evaluated its relationship with TheraCour Pharma, Inc. for purposes of FIN-46R, and concluded that it is not a variable interest entity that is subject to consolidation in the Company’s financial statements under FIN-46R.

In December 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), Share-Based Payment ("SFAS No. 123-R"). SFAS No.123-R is a revision of SFAS No. 123, as amended, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No.123-R eliminates the alternative to use the intrinsic value method of accounting that was provided in SFAS No. 123, which generally resulted in no compensation expense recorded in the financial statements related to the issuance of equity awards to employees. SFAS No. 123-R requires that the cost resulting from all share based payment transactions be recognized in the financial statements. SFAS No. 123-R establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all companies to apply a fair-value-based measurement method in accounting for generally all share-based payment transactions with employees. The Company adopted this statement using the modified prospective transition method for awards made to employee and directors, which required the application of the accounting standard as of May 12, 2005 (date of inception).

In May 2005, the FASB issued Statement No. 154, "Accounting Changes and Error Corrections", a replacement of Accounting Principles Board Opinion No. 20, "Accounting Changes", and Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements" ("SFAS 154"). SFAS 154 changes the requirements for the accounting for, and reporting of, a change in accounting principle. Previously, voluntary changes in accounting principles were generally required to be recognized by way of a cumulative effect adjustment within net income during the period of the change. SFAS 154 requires retrospective application to prior periods' financial statements, unless it is impracticable to determine either the period of specific effects or the cumulative effect of the change. SFAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the statement does not change the transition provisions of any existing accounting pronouncements. The Company does not believe adoption of SFAS 154 will have a material effect on its financial position, cash flows or results of operations.

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, "Accounting for Certain Hybrid Financial Instruments" ("SFAS 155"), which amends SFAS No. 133, "Accounting for Derivatives Instruments and Hedging Activities" ("SFAS 133") and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("SFAS 140"). SFAS 155 amends SFAS 133 to narrow the scope exception for interest-only and principal-only strips on debt instruments to include only such strips representing rights to receive a specified portion of the contractual interest or principle cash flows. SFAS 155 also amends SFAS 140 to allow qualifying special-purpose entities to hold a passive derivative financial instrument pertaining to beneficial interests that itself is a derivative instruments. The Company is currently evaluating the impact this new Standard, but believes that it will not have a material impact on the Company's financial position.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No.157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for the Company beginning with fiscal year 2009. The Company is in the process of assessing the effect SFAS No. 157 may have on its financial statements.

On September 29, 2006, the FASB issued FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans -- An Amendment of FASB Statements No. 87, 88, 106, and 132R" ("SFAS 158"). This new standard requires an employer to: (a) recognize in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status; (b) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year (with limited exceptions); and (c) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes will be reported in comprehensive income. The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective for the Company's fiscal year ending June 30, 2007. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The Company has not determined the effect, if any, the adoption of SFAS 158 will have on the Company’s financial position and results of operations.
On July 13, 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109. Interpretation 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with Statement 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, Interpretation 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interpretation 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. We are currently evaluating whether the adoption of Interpretation 48 will have a material effect on our consolidated financial position, results of operations or cash flows.

Note 4. Significant Alliances and Related Parties

TheraCour Pharma, Inc.

Pursuant to an Exclusive License Agreement we entered into with TheraCour Pharma, Inc., (TheraCour), effective as of May 12, 2005, the Company was granted an exclusive license in perpetuity for technologies developed by TheraCour for the five virus types: HIV, HCV, Herpes, Asian (bird) flu and Influenza. In consideration for obtaining this exclusive license, we agreed: (1) that TheraCour can charge its costs (direct and indirect) plus no more than 30% of direct costs as a Development Fee and such development fees shall be due and payable in periodic installments as billed. (2) we will pay $25,000 per month for usage of lab supplies and chemicals from existing stock held by TheraCour, (3) we will pay $2,000 or actual costs, whichever is higher for other general and administrative expenses incurred by TheraCour on our behalf (4) make royalty payments (calculated as a percentage of net sales of the licensed drugs) of 15% to TheraCour Pharma, Inc. (5) agreed that TheraCour Pharma, Inc. retains the exclusive right to develop and manufacture the licensed drugs. TheraCour Pharma, Inc. agreed that it will manufacture the licensed drugs exclusively for NanoViricides, and unless such license is terminated, will not manufacture such product for its own sake or for others, (6) TheraCour may request and NanoViricides, Inc. will pay an advance payment equal to twice the amount of the previous months invoice to be applied as a prepayment towards expenses.

TheraCour Pharma, Inc., may terminate the license upon a material breach by us as specified in the agreement. However, we may avoid such termination if within 90 days of receipt of such termination notice we cure the breach.

Development costs charged by and paid to TheraCour Pharma, Inc. was $692,892 and $30,771 for the years ended June 30, 2006 and 2005, respectively. No royalties have been paid through the year ended June 30, 2006.

TheraCour Pharma, Inc., is affiliated with the Company through the common control of it and our Company by Anil Diwan, President, and Leo Ehrlich, CFO, who are directors of each corporation, and own approximately75% of the capital stock of TheraCour Pharma, Inc., which itself owns approximately 35% of the capital stock of the Company.

TheraCour Pharma, Inc. owns 35,370,000 share of the Company’s outstanding common stock as of June 30, 2006.

KARD Scientific, Inc.

In June 2005, the Company engaged KARD Scientific to conduct pre clinical animal studies and provide the Company with a full history of the study and final report with the data collected from Good Laboratory Practices (CGLP) style studies. Dr. Krishna Menon, the Company’s Chief Regulatory Officer, is also an officer and principal owner of KARD Scientific. Lab fees charged by KARD Scientific for services for the years ended June 30, 2006 and 2005 were $206,499 and $0, respectively. In addition the Company paid KARD a $50,000 advance payment towards future fees.

Note 5. Prepaid Expenses

Prepaid expenses at June 30 are summarized as follows:
	2006	2005

TheraCour Pharma, Inc.	$163,728	$-
Kard Scientific, Inc.	50,000	-
	$213,728	$-
(See Note 4. Significant Alliances and Related Parties)

Note 6. Deferred Financing Expenses

Deferred Financing Expenses represent the value of cash payments and common stock issued for attorney fees and to an investor as consideration for debt financing during the year. As of June 30, 2006, net deferred financing cost was $6,714, which is being amortized on a straight-line basis over the term of the debenture. Amortization expense for the years ended 2006 and 2005 was $44,461 and $ 0, respectively.

Note 7. Convertible Notes Payable

In July 2005 the Company’s board of directors authorized the issuance and sale of up to one million dollars of convertible debentures. These debentures mature July 31, 2006 and carry an interest rate of 9% per year and are convertible into common stock at the lower of 70% of the average closing price of the common stock during the 15 days trading days preceding the Maturity Date or $.30 per share. In accordance with EITF Issue 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios”, as amended by EITF 00-27 “Application of Issue No. 98-5 to certain Convertible Instruments”, the Company had evaluated that the convertible debt had a beneficial conversion feature as the conversion price was less than the fair value of the Company's common stock on the measurement date. Accordingly, the Company recognized this beneficial conversion feature by recording debt discount and corresponding additional paid in capital, in the amount of $713,079. The debt discount is being amortized on a straight-line basis over the term of these debentures. Amortization expense for the years ended June 30, 2006 and 2005 was $630,161 and $0, respectively.

As of June 30, 2006; the Company issued an aggregate of $1,000,000 in convertible debentures.

In July 2006, subsequent to the balance sheet date, the debentures holders converted all outstanding debentures.  As a result of these conversions, the amounts to be converted ($1,000,000) which existed at June 30, 2006, have been reflected as long-term liabilities on the Company's June 30, 2006 balance sheet. Also, as a result of these conversions, the Company is obligated to issue an aggregate total of 3,333,333 shares of the Company's $.001 par value common stock.

For the year ended June 30, 2006, interest expense on the convertible notes in the amount of $66,286, was paid with 90,000 shares of the Company’s common stock.

Note 8. Stock Transactions

Pursuant to the terms of the reverse acquisition of Nanoviricide, Inc. an aggregate of 100,000,000 shares of common stock were issued and outstanding as of June 1, 2005, the date of the reverse acquisition. Of this amount, 80,000,000 represented founders shares of Nanoviricide, Inc. and 20,000,000 represented shares held by shareholders of Edotcom.com (see Note 1).

In June 2005, Allan Marshall and Robert Weidenbaum, stockholders who were instrumental in the negotiation, execution, and consummation of the acquisition by Edotcom.com of Nanoviricide, Inc., each received options to purchase 1,000,000 shares of NVI Common Stock at a price of $.05 per share, expiring May 31, 2008. In May 2006, options were converted into 1,800,000 shares of common stock resulting in proceeds to the Company of $90,000. The remaining 200,000 options were cancelled pursuant to an agreement between the parties.

In June 2005, MJT Consulting, Inc., another party that was instrumental in the negotiation, execution, and consummation of the acquisition by ECMM of NVI, was granted an option to purchase 1,000,000 shares of NVI Common Stock at a price of $2.50 per share, expiring in May 2006. These options were not converted and have expired.

In May 2005, the Company's Board of Directors established a Scientific Advisory Board. As compensation, each member of the Scientific Advisory Board (SAB) is to be granted quarterly 10,000 warrants to purchase the Company’s common stock at 120% of the Company’s closing stock price on the day following the meeting. Through June 30, 2006, the SAB was granted a total of 160,000 stock warrants exercisable into common shares at prices from $0.18 to $2.20 per share. These warrants, if not exercised will expire on various dates through February 2010. The fair value of these warrants in the amount of $130,084 was recorded as consulting expense.

In September 2005, the Company's Board of Directors authorized the issuance of 2,200,000 shares of its common stock with a restrictive legend, as scientific consulting compensation for development work on the Company’s anti viral compounds. Based upon the fair market value of the common stock on the commitment date, the Company recorded a consulting expense of $178,200.

In September 2005, the Company's Board of Directors authorized the issuance of 100,000 shares of its common stock with a restrictive legend, to an outside consultant advising the Company on government procurements. Based upon the fair market value of the common stock on the commitment date, the Company recorded a consulting expense of $8,100

In September 2005, the Company's Board of Directors authorized the issuance of 48,177 shares of its common stock with a restrictive legend, to the debenture holders in lieu of interest on debentures as set forth in the contract. The Company recorded an interest expense of $4,315.

In November and December 2005, the Company closed a private equity financing for proceeds of $1,370,000. The Company sold 2,740,000 shares of its common stock at $.50 per share. These investors also received warrants for the purchase of 1,370,000 common shares at $1.00 per share. These warrants expire on various dates through December 2008. The Company allocated a relative fair value of $483,610 to these $1.00 warrants by using the Black-Scholes option pricing model.

In December 2005, the Company's Board of Directors authorized the issuance of 20,000 shares of its common stock with a restrictive legend to an outside consultant advising the Company on government procurements. Based upon the fair market value of the common stock on the commitment date, the Company recorded a consulting expense of $19,000.

In December 2005, the Company's Board of Directors authorized the issuance of 50,000 shares of its common stock with a restrictive legend, to an investor in connection with debt financing. Based upon the fair market value of the common stock on the commitment date, the Company recorded a deferred financing cost of $49,000, which is being amortized using the straight-line method over the term of the debenture.

In December 2005, the Company's Board of Directors authorized the issuance of 19,476 shares of its common stock with a restrictive legend, to the debenture holders in lieu of interest on debentures as set forth in the contract. The Company recorded an interest expense of $17,340.

From July through December 2005, the Company issued $1,000,000 of 9% Series A convertible debentures with warrants attached to purchase 200,000 shares of common stock exercisable at a price per common share of $.25 (See Note 14). Interest on these debentures was payable quarterly in common stock and resulted in the issuance of 90,000 shares of common stock. As of June 30, 2006 the Company recorded an interest expense of $66,286 for the issuance of these shares. The warrants on these debentures were exercised in July 2006 (subsequent to the Balance Sheet date) and resulted in proceeds to the Company of $50,000 and the issuance of 200,000 common shares.

In January 2006, the Company's Board of Directors authorized the issuance of 3,425 shares of its common stock with a restrictive legend, to an outside consultant for services. Based upon the fair market value of the common stock on the commitment date, the Company recorded a consulting expense of $5,001.

In March 2006, the Company's Board of Directors authorized the issuance of 7,921 shares of its common stock with a restrictive legend, to the debenture holders in lieu of interest on debentures as set forth in the contract. The Company recorded an interest expense of $22,192.

In June 2006, the Company closed a private equity financing for proceeds of $1,875,000. The Company sold 1,875,000 shares of its common stock. These investors also received warrants for the purchase of 1,875,000 common shares at $2.50 per share. These warrants expire in June 2009. The Company allocated a relative fair value of $779,022 of these warrants by using the Black-Scholes option pricing model.

In June 2006, the Company's Board of Directors authorized the issuance of 14,426 shares of its common stock with a restrictive legend, to the debenture holders in lieu of interest on debentures as set forth in the contract. The Company recorded an interest expense of $22,438.

Options Granted To Officers

In September 2005, 500,000 stock options were granted to Eugene Seymour, our CEO under an employment agreement. Of these options, 250,000 are vested immediately and are exercisable from September 2005 until September 2015, and the remaining options vest annually in two equal amounts.

In September 2005, 1,000,000 stock options were granted to Anil Diwan, our Chairman and President under an employment agreement. Of these options, 333,333 are vested immediately and are exercisable from September 2005 until September 2015, and the remaining options vest annually in two equal amounts.

In September 2005, 500,000 stock options were granted to Leo Ehrlich, our CFO under an employment agreement. Of these options, 250,000 are vested immediately and are exercisable from September 2005 until September 2015, and the remaining options vest annually in two equal amounts.

The Company has accounted for these options granted to officers under the provisions of Financial Accounting Standard No. 123 and SFAS 123R, "Accounting for Stock Based Compensation." Based on fair market value of these options, $87,318 was recognized as stock based compensation expense, and $40,223 was recorded as deferred compensation.

Note 9. Stock Options And Warrants

Stock Options

The following table presents the combined activity of stock options issued for the years ended June 30, as follows:

Stock Options	Number of Shares	Weighted Average Exercise Price per share ($)	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value ($)

Outstanding at May 12, 2005 (Inception)
Granted	3,000,000	$0.86	2.33	$-
Exercised	-	-	-	-
Expired	-	-	-	-
Canceled	-	-	-	-

Outstanding at June 30, 2005	3,000,000	0.86	2.25	-
Granted	2,000,000	0.10	10.00	2,980,000
Exercised	(1,800,000)	0.05	-	-
Expired	(1,000,000)	2.50	-	-
Canceled	(200,000)	0.05	-	-

Outstanding at June 30, 2006	2,000,000	$0.10	9.25	$2,980,000

Exercisable at June 30, 2006	833,333	$0.10	9.25	$1,241,666

As of June 30, 2006, there was $40,223 of unrecognized compensation cost, related to non-vested options granted under employment contracts, which is expected to be recognized over a weighted average period of 2 years.

Stock Warrants

The following table presents the combined activity of stock warrants issued for the years ended June 30, as follows:

Stock Warrants	Number of Shares	Weighted Average Exercise Price per share ($)	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value ($)

Outstanding at May 12, 2005 (Inception)
Granted	-	$-	-	$-
Exercised	-	-	-	-
Expired	-	-	-	-
Canceled	-	-	-	-

Outstanding at June 30, 2005	-	-	-	-
Granted	3,605,000	1.72	2.87	-
Exercised	-	-	-	-
Expired	-	-	-	-
Canceled	-	-	-	-

Outstanding at June 30, 2006	3,605,000	$1.72	2.65	$-

Exercisable at June 30, 2006	3,605,000	$1.72	2.65	$-

Of above warrants, 200,000 expire in fiscal year ending June 30, 2007, 3,245,000 in fiscal year ending June 30, 2009, and 160,0000 expire in fiscal year ending June 30, 2010.

Note 10. Income Taxes

There was no current or deferred income tax provision for the year ended June 30, 2006 or for the period from May 12, 2005 (Inception) to June 30, 2005.

The Company's deferred tax assets as of June 30 is as follows:

	2006	2005
Net operating loss carryforwards	$710,800	$14,900
Research and development credit	234,000	-
Other	329,700	-
Gross deferred tax assets	1,308,500	14,900
Valuation allowances	(1,308,500)	(14,900)
Deferred tax assets	$-	$-

At June 30, 2006, the Company had potentially utilizable Federal and state net operating loss tax carryforwards of approximately $2,417,000 which will begin to expire in the year 2017, if not utilized. The utilization of the Company's net operating losses may be subject to a substantial limitation due to the "change of ownership provisions" under Section 382 of the Internal Revenue Code and similar state provisions. Such limitation may result in the expiration of the net operating loss carryforwards before their utilization. A valuation allowance is provided when it is more likely than not than some portion or all of the deferred tax assets will not be realized. The net change in the total valuation allowance for the year ended June 30, 2006 and the period from May 12, 2005 (Inception) to June 30, 2005 was an increase of $1,308,500 and $14,900, respectively. The tax benefit assumed using the Federal statutory tax rate of 34% and Connecticut statutory rate of 7.5% has been reduced to an actual benefit of zero due principally to the aforementioned valuation allowance.

Note 11. Commitments and Contingencies

The Company’s principal executive offices are located at 135 Wood Street, West Haven, Connecticut, and include approximately 1500 square feet of office space at a base monthly rent of $1,875. The lease expires February 2007.

The Company is dependent upon its license agreement with TheraCour Pharma, Inc. (See Note 4). If it losses the right to utilize any of the proprietary information that is the subject of the TheraCour Pharma license agreement on which it depends, the Company will incur substantial delays and costs in development of its drug candidates.
The Company, in September 2005, signed employment agreements with its three executive officers to pay minimum annual base salaries of $200,000 each for three years. This base salary will increase to $250,000 per year upon closing of a financing to the company with gross proceeds of at least $5,000,000. In addition to salary, the Company is obligated to pay health and life insurance benefits and reimburse expenses incurred by the officers on behalf of the company. The Company also granted stock options as part of these employment agreements. (See Note 8.) Each executive officer, if terminated by the Company without cause, would be entitled six months salalry ($100,000) as severance compensation.

While no legal actions are currently pending, the Company may be party to certain claims brought against it arising from certain contractual matters. It is not possible to state the ultimate liability, if any, in these matters. In management’s opinion, the ultimate resolution of any such claim will not have a material adverse effect on the financial position of the Company.

Note 12. Subsequent Events

During July 2006, convertible debentures in the amount of $1,000,000 were converted into common stock, resulting in the issuance of 3,333,333 common shares. (See Note 7). Interest due of $66,286 on these debentures was paid with 90,000 shares of the Company’s common stock.

PART III

Item 1. Index to Exhibits

An index to and description of the financial statements filed as part of this Form 10-SB is contained in the section above.

Exhibit No.	Description

3.1	Articles of Incorporation, as amended, of the Registrant
3.2	By-laws of the Registrant

4.1	Specimen Stock Certificate of the Registrant
4.2	Series A Convertible Debenture
4.3	Form of Warrant
10.1	Share Exchange Agreement between NanoViricide, Inc. and the Registrant
10.2	Employment agreement ES
10.3	Employment agreement AD
10.4	Employment agreement LE
10.5	Form of Scientific Advisory Board Agreement
10.6	Amended License Agreement with TheraCour Pharma, Inc.
10.7	Lease with landlord
10.8	Form of First Subscription Agreement
10.9	Form of Second Subscription Agreement
10.10	Code of Ethics

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized on November 13, 2006.

NANOVIRICIDES, INC.

By:	/s/ Eugene Seymour, MD
Eugene Seymour, MD Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Registration Statement has been signed by the following persons in the capacities indicated on November 13, 2006.

Signature	Title

/s/ Eugene Seymour, MD	Chief Executive Officer
Eugene Seymour, MD

/s/ Anil Diwan, Ph.D.	President, Director
Anil Diwan, Ph.D.

/s/ Leo Ehrlich	Chief Financial Officer
Leo Ehrlich